Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

BUCCANEER HOLDINGS, INC.,

BUCCANEER MERGER SUB, INC.,

and

SYNIVERSE HOLDINGS, INC.

Dated as of October 28, 2010

i

TABLE OF CONTENTS

(Continued)

TABLE OF CONTENTS

(Continued)

INDEX OF DEFINED TERMS

Definition	Location

Acceptable Confidentiality Agreement	8.3(a)
Acquisition Proposal	5.2(e)(i)
Action	3.9
Adverse Recommendation Change	5.2(b)
Affiliate	8.3(b)
Affiliate Transaction	3.20
Agreement	Preamble
Alternative Acquisition Agreement	5.2(b)
Antitrust Laws	8.3(c)
Book-Entry Shares	2.3(b)
Business Day	8.3(d)
Certificate of Merger	1.3
Certificates	2.3(b)
Closing	1.2
Closing Date	1.2
Company	Preamble
Company Board	3.4(b)
Company Bylaws	3.1(b)
Company Charter	3.1(b)
Company Class A Preferred Stock	3.2(a)
Company Credit Agreement	8.3(e)
Company Disclosure Letter	Article III
Company Employees	5.9(b)
Company Equity Award Schedule	3.2(b)
Company Equity Plans	2.2(a)
Company ESPP	2.2(d)
Company Minority Interest Business	3.3
Company Participant	3.11(f)
Company Plans	3.11(a)
Company Preferred Stock	3.2(a)
Company Recommendation	5.3(b)
Company Registered IP	3.18(a)
Company SEC Documents	3.6(a)
Company Terminating Breach	7.1(c)(i)
Confidentiality Agreement	5.4(b)
Contract	8.3(f)
control	8.3(g)
Copyrights	8.3(p)
Debt Financing	4.6
Debt Financing Commitments	4.6
Delaware Secretary of State	1.3
DGCL	1.1

INDEX OF DEFINED TERMS

(Continued)

Definition	Location

Dissenting Shares	2.5
Domain Names	8.3(p)
EC Merger Regulation	8.3(h)
Effective Time	1.3
Employee Plans	3.11(b)
Environmental Law	3.13(b)
Equity Financing	4.6
Equity Financing Commitments	4.6
ERISA	3.11(a)
ESPP Options	2.2(d)
Essential Marketing Information	8.3(i)
Exchange Act	8.3(j)
Federal Communications Commission	8.3(k)
Financing	4.6
Financing Commitments	4.6
Financing Sources	4.6
Foreign Antitrust Laws	8.3(l)
Foreign Plan	3.11(g)
Funding Obligations	4.6
GAAP	3.6(b)
Governmental Entity	8.3(m)
Guarantee	Recitals
Hazardous Substance	3.13(c)
HSR Act	8.3(n)
Indebtedness	8.3(o)
Intellectual Property	8.3(p)
Intervening Event	8.3(q)
IRS	8.3(r)
IT Assets	8.3(s)
knowledge	8.3(t)
Law	8.3(u)
Lender Related Party	7.3(f)
Liens	3.3
Marketing Period	8.3(v)
Marks	8.3(p)
Material Adverse Effect	8.3(w)
Material Contract	3.15(a)
Merger	Recitals
Merger Consideration	2.1(a)
Merger Sub	Preamble
Merger Sub Bylaws	4.1(c)
Merger Sub Charter	4.1(c)

v

INDEX OF DEFINED TERMS

(Continued)

Definition	Location

New Plans	5.9(b)
Non-U.S. Corporate Entity	3.14(j)
NYSE	8.3(x)
Old Plans	5.9(c)
Outside Date	7.1(b)(i)
Parent	Preamble
Parent Bylaws	4.1(c)
Parent Charter	4.1(c)
Parent Material Adverse Effect	8.3(y)
Parent Party	8.3(z)
Parent Terminating Breach	7.1(d)(i)
Parent Termination Fee	7.3(d)
Patents	8.3(p)
Paying Agent	2.3(a)
Payment Fund	2.3(a)
PBGC	8.3(cc)
Permits	3.10
Permitted Liens	8.3(aa)
Person	8.3(bb)
Prime Rate	7.3(d)
Proxy Statement	3.5(b)
Related Party	3.20
Representatives	8.3(dd)
Restricted Stock	2.2(b)
Sarbanes-Oxley Act	8.3(ee)
SEC	8.3(ff)
Securities Act	8.3(gg)
Senior Notes	5.12(c)
Senior Subordinated Notes	4.6
Shares	2.1(a)
Significant Subsidiary	8.3(hh)
Sponsor	Recitals
Stock Option	2.2(a)
Stock Unit	2.2(c)
Stockholder Approval	3.4(a)
Stockholders Meeting	5.3(b)
Subsidiary	8.3(ii)
Superior Proposal	5.2(e)(ii)
Surviving Corporation	1.1
Surviving Corporation Share	2.1(c)
Takeover Laws	3.19
Tax Returns	8.3(kk)

INDEX OF DEFINED TERMS

(Continued)

Definition	Location

Taxes	8.3(jj)
Termination Fee	7.3(b)(iii)
Transition Date	5.9(b)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 28, 2010, among Buccaneer Holdings, Inc., a Delaware corporation (“Parent”), Buccaneer Merger Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and Syniverse Holdings, Inc., a Delaware corporation (“Company”).

RECITALS

WHEREAS, the parties wish to consummate the business combination transactions provided for herein, pursuant to which Merger Sub will merge with and into Company, with Company surviving as a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Company to enter into this Agreement, Carlyle Partners V, L.P. (“Sponsor”) is entering into a guarantee with Company (the “Guarantee”) pursuant to which Sponsor is guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement as specified therein; and

WHEREAS, each of the parties hereto desires to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement and also to prescribe certain conditions to the Merger as specified herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time (as hereinafter defined) Merger Sub shall be merged with and into Company. Following the Merger, the separate corporate existence of Merger Sub shall cease, and Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and a wholly owned Subsidiary of Parent.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York City time, on the later of (x) the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), and (y) two (2) Business Days after the final day of the Marketing Period or such earlier date as may be specified by Parent on no less than two (2) Business Days’ prior notice to the Company, at the offices of Alston & Bird LLP, 950 F Street, N.W., Washington, D.C. 20004, unless another date, time or place is agreed to in writing by Parent and Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3 Effective Time. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, Company shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), executed in accordance with the relevant provisions of the DGCL, and, as soon as practicable on or after the Closing Date, shall make any and all other filings or recordings required under the DGCL. The Merger shall become effective at such time as Parent and Company shall agree in writing and shall specify in the Certificate of Merger, provided that such date and time shall be on or after the time of filing of the Certificate of Merger and no later than the second Business Day after the Closing Date (the time the Merger becomes effective being the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5 Certificate of Incorporation; Bylaws.

(a) Subject to Section 5.8, at the Effective Time the certificate of incorporation of the Surviving Corporation shall be amended and restated to be identical to the certificate of incorporation of the Merger Sub, except that the name of the Surviving Corporation shall be “Syniverse Holdings, Inc.”; and

(b) The bylaws of the Surviving Corporation shall be amended and restated to be identical to the bylaws of the Merger Sub as in effect immediately prior to the Effective Time, in each case, until thereafter amended in accordance with the provisions thereof and applicable Law.

Section 1.6 Directors and Officers.

(a) The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

(b) The officers of Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected or approved and qualified.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE

CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 2.1 Conversion of Company Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Company, Parent, Merger Sub or the holders of any shares of capital stock of Company, Parent, or Merger Sub:

(a) Each share of common stock, par value $0.001 per share, of Company (such shares, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than (i) Shares to be canceled in accordance with Section 2.1(b), (ii) any Dissenting Shares (as hereinafter defined)), and (iii) the Shares described in Section 2.1(d)) shall thereupon be converted automatically into and shall thereafter represent the right to receive $31.00 in cash, without interest, and subject to deduction for any required withholding Tax (the “Merger Consideration”).

(b) Each Share held by Company, Parent or Merger Sub immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation (a “Surviving Corporation Share”).

(d) Each Share held by a wholly owned Subsidiary of Company immediately prior to the Effective Time shall remain outstanding and shall be converted into that number of Surviving Corporation Shares that bears the same ratio to the aggregate number of outstanding Surviving Corporation Shares as the number of Shares held by such Subsidiary bore to the aggregate number of outstanding Shares immediately prior to the Effective Time.

(e) If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Company, or securities convertible into, exchangeable into or exercisable for shares of the capital stock of Company, respectively, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration shall be equitably adjusted, if necessary and without duplication, to reflect such change; provided, that nothing in this Section 2.1(d) shall be construed to permit Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.2 Treatment of Options and Other Equity-Based Awards.

(a) At the Effective Time, each option or similar right (each, a “Stock Option”) to purchase Shares granted under any stock option, stock purchase or equity compensation plan, arrangement or agreement of Company, other than the Company ESPP (the “Company Equity Plans”), or otherwise, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be cancelled and the holder thereof shall be entitled to receive an amount in cash, without interest, equal to the product of (i) the total number of Shares subject to such Stock Option, multiplied by (ii) the excess, if any, of the per Share Merger Consideration over the exercise price per Share subject to such Stock Option (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less the amount of any required withholding Tax. No holder of a Stock Option that has an exercise price per Share that is equal to or greater than the per Share Merger Consideration shall be entitled to any payment with respect to such cancelled Stock Option before, on, or after the Effective Time.

(b) At the Effective Time, each Share subject to restrictions on transfer and/or forfeiture granted under a Company Equity Plan or otherwise (the “Restricted Stock”) that is outstanding immediately prior to the Effective Time shall become fully vested and shall be converted automatically into and shall thereafter represent the right to receive the Merger Consideration, less the amount of any required withholding Tax, in accordance with Section 2.1.

(c) At the Effective Time, each stock unit granted under a Company Equity Plan or otherwise (each, a “Stock Unit”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be cancelled and the holder thereof shall be entitled to receive an amount in cash, without interest, equal to the product of (i) the number of Stock Units held by such holder, multiplied by (ii) the per share Merger Consideration, less the amount of any required withholding Tax.

(d) Between the date of this Agreement and the Effective Time, Company shall take all necessary or appropriate action with respect to the Syniverse Holdings, Inc. 2006 Employee Stock Purchase Plan (the “Company ESPP”) to provide that (i) the Exercise Date for the Plan Period (as each such term is defined in the Company ESPP) that is in effect as of the date of this Agreement shall occur on or before the last trading day prior to the Effective Time, (ii) no employee participating in the Company ESPP may increase his or her payroll deduction thereunder following the date of this Agreement (including necessary or appropriate actions pursuant to Section 6 of the Company ESPP), (iii) all Options (as such term is defined in the Company ESPP and referenced herein as “ESPP Options”) issued and outstanding under the Company ESPP on such Exercise Date will be automatically exercised on such Exercise Date, (iv) the Shares issued pursuant to the exercise of such ESPP Options shall be treated in the manner described in Section 2.1, (v) no new Plan Period shall commence on or following the date of this Agreement, and (vi) the Company ESPP shall terminate on the Exercise Date and no participant in the Company ESPP shall have any rights thereafter to acquire, or other rights in respect of, the capital stock of Company, the Surviving Corporation or any of their Subsidiaries pursuant to the Company ESPP.

(e) Company shall take all actions necessary or appropriate to ensure that, as of the Effective Time, (i) the Company Equity Plans shall terminate and (ii) no holder of Stock Options, Restricted Stock or Stock Units and no participant in any Company Equity Plan shall have any rights to acquire, or other rights in respect of, the capital stock of Company, the Surviving Corporation or any of their Subsidiaries, except the rights contemplated by Sections 2.1 and 2.2(a), (b) and (c).

(f) At or prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company Equity Plans or Company ESPP) shall adopt such resolutions or take such other actions as may be necessary or appropriate to effect the transactions described in clauses (a) through (e) of this Section.

(g) Prior to the Effective Time, Company shall deliver all necessary or appropriate notices (which notices shall have been approved by Parent, in its reasonable discretion) to each holder of Stock Options, Restricted Stock, Stock Units or any participant in the Company ESPP, setting forth each holder’s or participant’s rights pursuant to the applicable Company Equity Plan or the Company ESPP, as applicable, and stating that such Stock Options, Restricted Stock, Stock Unit or any rights pursuant to the Company ESPP, as applicable, shall be treated in the manner set forth in this Section 2.2.

Section 2.3 Exchange and Payment for Shares.

(a) At or promptly after the Effective Time, Parent shall deposit (or cause to be deposited) with a bank or trust company designated by Parent and reasonably acceptable to Company (the “Paying Agent”) cash in an amount equal to the aggregate Merger Consideration into which Shares have been converted in accordance with Section 2.1(a). The cash deposited with the Paying Agent pursuant to this Section 2.3(a) shall hereinafter be referred to as the “Payment Fund.” The Payment Fund shall not be used for any purpose other than to fund payments due pursuant to Sections 2.1(a) or 2.5, except as provided in this Agreement.

(b) As soon as reasonably practicable after the Effective Time (and in any event within five Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of (i) an outstanding certificate (“Certificates”) that immediately prior to the Effective Time represented outstanding Shares or (ii) uncertificated Shares represented by book-entry (“Book-Entry Shares”) which, in each case, were converted into the right to receive the Merger Consideration with respect thereto pursuant to Section 2.1(a), (A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares held by such Person shall pass, only upon proper delivery of the Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and shall contain such other provisions as Parent or the Paying Agent may reasonably specify) and (B) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration payable with respect thereto pursuant to Section 2.1(a). Upon surrender of a Certificate or Book-Entry Share to the Paying Agent, together with such letter of transmittal, duly completed and validly executed, and such other documents as the Paying Agent may reasonably require, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to promptly pay, the Merger Consideration for each Share formerly represented by such Certificate or Book-Entry Share (subject to deduction for any required withholding Tax), and such Certificate or Book-Entry Share shall forthwith be canceled. No interest shall be paid or shall accrue on any cash payable upon surrender of any Certificate or Book-Entry Share. In the event that the Merger Consideration is to be paid to a Person other than the Person in whose name any Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer, that the signatures on such Certificate or any related stock power shall be properly guaranteed and that the Person requesting such payment shall pay any transfer or other Taxes required by reason of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent and the Paying Agent that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.3, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender or transfer, the Merger Consideration payable in respect of Shares theretofore represented by such Certificate or Book-Entry Shares, as applicable, pursuant to Section 2.1(a), without any interest thereon.

(c) Parent shall take all actions necessary so that, no later than three (3) Business Days after the Effective Time, the Surviving Corporation shall pay or cause to be paid to each holder of Stock Options or Stock Units granted under any Company Equity Plan the amounts to which such holder is entitled as determined in accordance with Section 2.2(a) and (c) through the Surviving Corporation’s or applicable Subsidiary’s payroll, unless alternative arrangements are specified by a holder that is no longer able to receive such payment through the Surviving Corporation’s or applicable Subsidiary’s payroll system, to the extent permitted thereby. In the event that the Surviving Corporation has insufficient cash to make such payment to each holder of Stock Options or Stock Units, Parent shall pay such amounts or provide to the Surviving Corporation sufficient cash to pay such amounts.

(d) At the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be canceled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(e) The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent; provided, that no such investment or losses thereon shall affect the Merger Consideration payable to holders of Certificates or Book-Entry Shares entitled to receive such consideration, and Parent shall promptly provide additional funds to the Paying Agent for the benefit of holders of Certificates and Book-Entry Shares in the amount of any such losses to the extent necessary for payment of the Merger Consideration. Any interest or other income resulting from such investments shall be paid to Parent, upon demand.

(f) Any portion of the Payment Fund (and any interest or other income earned thereon) that remains undistributed to the holders of Certificates or Book-Entry Shares on the six-month anniversary of the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Certificates or Book-Entry Shares who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) for payment of the Merger Consideration with respect to Shares formerly represented by such Certificate or Book-Entry Share, without interest.

(g) None of Parent, the Surviving Corporation or the Paying Agent or any other Person shall be liable to any Person in respect of any cash from the Payment Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond in such amount as Parent or the Paying Agent may determine is reasonably necessary as indemnity against any claim that may be made against it, the Surviving Corporation with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

(i) Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 2.3(a) to pay for Shares for which appraisal rights have been perfected as described in Section 2.5 shall be returned to Parent, upon demand.

Section 2.4 Withholding Rights. Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Shares or otherwise pursuant to this Agreement such amounts as Parent, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. Any amounts that are so deducted and withheld shall be paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Paying Agent and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.5 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who has not voted in favor of the Merger and who is entitled to demand and properly demands appraisal of such Shares pursuant to Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to appraisal under the DGCL. Dissenting Shares shall be treated in accordance with Section 262 of the DGCL. If any such holder fails to perfect or withdraws or loses any such right to appraisal, each such Share of such holder shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn or expired, the Merger Consideration in accordance with Section 2.1(a). Company shall serve prompt notice to Parent of any demands for appraisal of any Shares, attempted withdrawals of such notices or demands and any other instruments received by Company relating to rights to appraisal, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Company shall not, without the prior written consent of Parent, make any payment with respect to, settle or offer to settle, or approve any withdrawal of any such demands.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except (i) as disclosed in the disclosure letter delivered by Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”) (which sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of Company’s covenants contained herein, provided, that disclosure in any section of the Company Disclosure Letter shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to another Section of this Agreement, provided, further, that notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in the Company Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Material Adverse Effect) or (ii) as disclosed in any Company SEC Document publicly available prior to the date hereof but excluding the exhibits and schedules thereto, disclosures in the “Risk Factors” or “Forward Looking Statements” sections thereof or any other disclosure included in such Company SEC Documents that is cautionary, predictive or forward-looking in nature (it being understood and agreed that any disclosure in the Company SEC Documents shall be deemed disclosed with respect to any Section of this Article III only to the extent that it is readily apparent from a reading of such disclosure that it is applicable to such Section), Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization, Standing and Power.

(a) Each of Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clauses (ii) (only with respect to Subsidiaries, other than Syniverse Technologies, Inc.) and (iii), where the failure to have such power and authority or to be so qualified or licensed or in good standing, individually or in the aggregate, has not had a Material Adverse Effect.

(b) Company has previously made available to Parent true and complete copies of Company’s certificate of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”) and the certificate of incorporation and bylaws (or comparable organizational documents) of each of its Significant Subsidiaries, in each case as amended to the date of this Agreement, and each as so made available is in full force and effect. Company is not in violation of any provision of the Company Charter or the Company Bylaws. None of the Subsidiaries of the Company are in violation of such Subsidiary’s certificate of incorporation or bylaws (or comparable organizational documents), except, in the case of any violation, that individually or in the aggregate would have a Material Adverse Effect.

Section 3.2 Capital Stock.

(a) The authorized capital stock of Company consists of 100,300,000 Shares, 300,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”), and 300,000 shares of Class A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Company Class A Preferred Stock”). As of the close of business on October 27, 2010, (i) 70,213,314 Shares (excluding treasury shares) were issued and outstanding (of which 1,310,884 Shares were shares of Restricted Stock), (ii) 199,998 Shares were held by Company in its treasury, (iii) no shares of Company Preferred Stock or Company Class A Preferred Stock were issued and outstanding and no shares of Company Preferred Stock or Company Class A Preferred Stock were held by Company in its treasury, and (iv) 7,729,222 Shares were reserved for issuance pursuant to Company Equity Plans (of which 2,935,252 Shares were subject to outstanding Stock Options, 10,000 Shares were subject to outstanding Stock Units and 928,736 Shares were subject to outstanding ESPP Options). All the outstanding shares of capital stock of Company are, and all shares reserved for issuance as noted in clause (iv) above will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights or similar antidilution rights. No shares of capital stock of Company are owned by any Subsidiary of Company. Neither Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of Company or such Subsidiary on any matter. As of the date of this Agreement, except for this Agreement, as set forth above in this Section 3.2(a), the Stock Options, Restricted Stock and Stock Units set forth in Section 3.2(b) of the Company Disclosure Letter, the ESPP Options, and the shares of capital stock or other voting securities or equity interests of each Subsidiary that are owned, directly or indirectly, by Company, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of Company, (B) securities of Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of Company or any of its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Company or any of its Subsidiaries or other equity equivalent or equity-based award or right, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Company or any of its Subsidiaries, or obligations of Company or any of its Subsidiaries to issue, any shares of capital stock of Company or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Company or any of its Subsidiaries or rights or interests described in clause (C), or (E) obligations of Company or any of its Subsidiaries, contingent or otherwise, to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. Neither Company nor any of its Subsidiaries is, nor to the knowledge of Company is any other Person, a party to or bound by any contracts or understandings with respect to the voting (including voting trusts and proxies) or, other than under Company Equity Plans (or grants thereunder) or the Company Credit Agreement, the sale or transfer (including agreements imposing transfer restrictions) of any shares of its capital stock or other equity interests.

(b) Section 3.2(b) of the Company Disclosure Letter sets forth a true and complete list of all holders, as of October 27, 2010, of (i) outstanding Stock Options, other than the ESPP Options, indicating, with respect to each Stock Option then outstanding, the type of award granted, the number of Shares subject to such Stock Option, the name of the plan under which such Stock Option was granted, the date of grant, exercise price, vesting schedule and expiration thereof, (ii) outstanding shares of Restricted Stock, indicating, with respect to each holder, the number of shares of Restricted Stock owned by such holder, the name of the plan under which such shares of Restricted Stock were granted, the date of grant, vesting schedule and expiration thereof and (iii) outstanding Stock Units, indicating, with respect to each holder, the number of Stock Units held by such holder, the number of Shares underlying such Stock Units, the name of the plan under which such Stock Units were granted, the date of grant, vesting schedule and expiration thereof (the “Company Equity Award Schedule”). Each Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, and, other than the ESPP Options, the exercise price of each other Stock Option is no less than the fair market value of a Share as determined on the date of grant of such Stock Option. Company has made available to Parent true and complete copies of all Company Equity Plans and the forms of all award agreements evidencing outstanding Stock Options, Restricted Stock or Stock Unit grants.

Section 3.3 Subsidiaries. Section 3.3 of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of (a) each Subsidiary of Company, including its jurisdiction of incorporation or formation, and (b) each other corporation, partnership, limited liability company or other entity that is not a Subsidiary but in which Company holds, directly or indirectly, an equity interest (each, an “Company Minority Interest Business”), and the percentage of Company’s equity interest in such Company Minority Interest Business relative to all outstanding equity interests (on a fully diluted basis). All of the shares of capital stock or other equity or voting interests of each such Company Minority Interest Business that are owned, directly or indirectly, by Company or a Subsidiary thereof are owned free and clear of all Liens other than restrictions on transfer under applicable securities Laws and Liens created pursuant to the Company Credit Agreement. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries and its interests in the Company Minority Interest Businesses, Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for, any of the foregoing. All the outstanding shares of capital stock or other voting securities or equity interests of each Subsidiary of Company have been duly authorized and validly issued, are fully paid and nonassessable and are not subject to any preemptive rights or similar antidilution rights. All of the shares of capital stock or other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by Company, free and clear of all pledges, claims, liens, charges, call rights, options, rights of first refusal, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”) other than restrictions on transfer under applicable securities Laws and Liens created pursuant to the Company Credit Agreement.

Section 3.4 Authority.

(a) Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to obtaining the Stockholder Approval (as hereinafter defined), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Company and the consummation by Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Company and no other corporate proceedings on the part of Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to the adoption and approval of this Agreement by the holders of at least a majority of the outstanding Shares (the “Stockholder Approval”), and to the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL. This Agreement has been duly executed and delivered by Company and, assuming the due authorization, execution and delivery by each other party hereto, constitutes a valid and binding obligation of Company, enforceable against Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The Board of Directors of Company (the “Company Board”), at a meeting duly called and held, duly adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of Company’s stockholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directing that this Agreement be submitted to the stockholders of Company for adoption and approval and (iv) resolving to recommend that Company’s stockholders vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby, including the Merger, which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 5.2.

Section 3.5 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by Company does not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by Company with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien (other than a Permitted Lien) in or upon any of the properties, assets or rights of Company or any of its Subsidiaries under, any provision of (i) the Company Charter, the Company Bylaws, or the comparable governing documents of the Company’s Subsidiaries, except, in the case of any Subsidiary, that individually or in the aggregate would not have a Material Adverse Effect, (ii) any Material Contract to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries or any of their respective properties or assets may be bound as of the date hereof, or (iii) subject to the governmental filings and other matters referred to in Section 3.5(b), any Law or any rule or regulation of the NYSE applicable to Company or any of its Subsidiaries or by which Company or any of its Subsidiaries or any of their respective properties or assets may be bound, except, in the case of clauses (ii) and (iii), as individually or in the aggregate would not have a Material Adverse Effect.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Company or the consummation by Company of the Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the filing of the pre-merger notification report under the HSR Act and any filings or applications that may be required under the Antitrust Laws of any non-U.S. jurisdictions, (ii) the filing of notices or applications with the Federal Communications Commission and various state public utilities commissions in connection with the transactions contemplated herein, and the grant of any such applications where required, set forth in Section 3.5(b)(ii) of the Company Disclosure Letter, (iii) the filing with the SEC of (A) a proxy statement relating to the approval of this Agreement by Company’s stockholders (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”) pursuant to the Exchange Act, and (B) such other filings and reports as required pursuant to the applicable requirements of the Securities Act or the Exchange Act, (iv) the filings of documents with various state or foreign securities authorities that may be required in connection with the transactions contemplated hereby, (v) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL, and (vi) such other filings the failure of which to be obtained or made, individually or in the aggregate, would not have a Material Adverse Effect.

Section 3.6 SEC Reports; Financial Statements.

(a) Company and its Subsidiaries have filed or furnished on a timely basis with the SEC, all forms, reports, schedules, statements and other documents required to be filed or furnished by them with the SEC since January 1, 2009 (all such filed or furnished documents, together with all exhibits and schedules thereto and all information incorporated therein by reference, the “Company SEC Documents”). As of their respective filing dates (and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of mailing, respectively), except to the extent that any Company SEC Document has been amended or superseded by a subsequently filed Company SEC Document prior to the date of this Agreement, (i) the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, and the listing and corporate governance rules and regulations of the NYSE, as the case may be, and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except for Syniverse Technologies, Inc., no Subsidiary of the Company is required to file periodic reports with the SEC pursuant to the Exchange Act.

(b) The financial statements (including the related notes thereto) included (or incorporated by reference) in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Company and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC.

(c) Neither Company nor any of its Subsidiaries has, and since June 30, 2010, neither Company nor any of its Subsidiaries has incurred (except, in each case, as permitted by

Section 5.1), any liabilities or obligations required to be recorded or reflected on Company’s balance sheet under GAAP, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, except (i) to the extent accrued or reserved against in the unaudited consolidated balance sheet of Company and its Subsidiaries as of June 30, 2010 included in the Company SEC Documents, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since June 30, 2010, (iii) for liabilities and obligations that are not material to Company and its Subsidiaries, taken as a whole, or (iv) for any liabilities incurred with respect to the transactions contemplated by this Agreement.

(d) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Company SEC Documents.

(e) Company and its Subsidiaries have implemented and maintain a system of internal accounting controls effective to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) effective to ensure that material information relating to Company, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of Company by others within those entities and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Company’s outside auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would be reasonably likely to adversely affect Company’s ability to accurately record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal controls over financial reporting.

Section 3.7 Certain Information. None of the information supplied or to be supplied by Company or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement or any other documents disseminated to Company’s stockholders in connection with the Merger or other transactions contemplated hereby will, at the time it is first mailed to Company’s stockholders, at the time of any amendments or supplements thereto and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that no representation or warranty is made by Company with respect to information supplied in writing by Parent or any of its Subsidiaries specifically for inclusion therein. The Proxy Statement will comply in all material respects with the provisions of the Exchange Act.

Section 3.8 Absence of Certain Changes or Events. Since June 30, 2010 through the date of this Agreement, (a) the Company and its Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice and (b) neither Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement without the prior written consent of Parent, would constitute a breach of Sections 5.1(a)(i), 5.1(a)(ii) (except for any action arising under Company Equity Plans or grants thereunder), 5.1(d), 5.1(g) and 5.1(f) (with respect to the Company and Syniverse Technologies, Inc. only). Since December 31, 2009 through the date of this Agreement, there has not been a Material Adverse Effect.

Section 3.9 Litigation. There is no action, suit, charge, claim, arbitration, investigation, inquiry, or other proceeding (each, an “Action”), whether judicial, arbitral, administrative or other, pending or, to the knowledge of Company, threatened against or affecting Company or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of Company or any of its Subsidiaries in such individual’s capacity as such, other than Actions that, individually or in the aggregate, have not had a Material Adverse Effect. Neither Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity that, individually or in the aggregate, has had a Material Adverse Effect. Section 3.9 of the Company Disclosure Letter lists all Actions as of the date hereof that (i) involve an amount in controversy in excess of $250,000, (ii) seek material injunctive relief or (iii) seek to impose any material legal restraint on or prohibition against or limit the Surviving Corporation’s ability to operate the business of Company and its Subsidiaries substantially as it was operated immediately prior to the date of this Agreement.

Section 3.10 Compliance with Laws. Except with respect to ERISA, Environmental Matters, Taxes and Intellectual Property, which are the subject of Sections 3.11, 3.13, 3.14 and 3.18, respectively, Company and each of its Subsidiaries are and, at all times since January 1, 2007 have been, in compliance with all Laws applicable to their businesses, operations, properties or assets, except where any non-compliance, individually or the aggregate, has not had a Material Adverse Effect. Company and each of its Subsidiaries have in effect all material permits, licenses, variances, exemptions, authorizations, operating certificates, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, except to the extent such violation, default or event, individually or in the aggregate, has not had a Material Adverse Effect. Section 3.10 of the Company Disclosure Letter contains a true and complete list of all material authorizations with the Federal Communications Commission and state public utilities commissions required to be held by Company or its Subsidiaries. Except with respect to regulatory matters covered by Section 5.5, no investigation or review by any Governmental Entity with respect to Company or any of its Subsidiaries is pending or, to the knowledge of Company, threatened, nor has Company or any of its Subsidiaries received written notice from any Governmental Entity stating an intention of such Governmental Entity to conduct the same, except for those the outcome of which are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

Section 3.11 Benefit Plans.

(a) All “employee benefit plans” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise) under which any employee or former employee of Company or its Subsidiaries has any present or future right to benefits or Company or its Subsidiaries has had or has any present or future liability, whether absolute or contingent, are referred to herein as the “Company Plans.”

(b) Company has provided Parent with (i) a true and complete list of each Company Plan maintained for the benefit of employees or former employees employed in the United States (the “Employee Plans” ), and (ii) information on benefits provided by the Company for employees or former employees who are situated outside of the United States.

(c) With respect to each Employee Plan, Company has furnished or made available to Parent a current, accurate and complete copy thereof and, in each case to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination or opinion letter of the IRS, if applicable, (iii) the most recent summary plan description, summary of material modification, and other written summaries of the benefits provided under an Employee Plan, and (iv) copies of all material written correspondence with a Governmental Entity regarding audits or noncompliance with applicable Law, and (v) for the two most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(d) No Employee Plan is subject to Sections 412 or 430 of the Code or Title IV of ERISA or is a multiemployer plan (within the meaning of Section 3(37) of ERISA), and none of Company, its Subsidiaries or any entity that would be treated as a single employer with Company or any of its Subsidiaries under Section 4001 of ERISA or Section 414 of the Code contributes to or has in the past six years sponsored, maintained, contributed to or had any liability in respect of any such plan or multiemployer plan. Neither Company nor any of its Subsidiaries has any current or projected liability with respect to an obligation to provide any health, medical or life insurance benefits (whether or not insured) with respect to any Person beyond his or her retirement or other termination of service other than coverage mandated by Section 4980B of the Code or any similar Law, and at the expense of such Person.

(e) With respect to each Employee Plan, except to the extent that any inaccuracies in the representations and warranties set forth in this Section 3.11(e), individually or in the aggregate, have not had a Material Adverse Effect:

(i) each Employee Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA and the Code, and all contributions required to be made under the terms of any Employee Plan have been timely made;

(ii) each Employee Plan intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such Employee Plan; and

(iii) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the PBGC, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of Company, threatened, relating to Employee Plans, any fiduciaries thereof with respect to their duties to Employee Plans or the assets of any of the trusts under any Employee Plans (other than routine claims for benefits) nor are there facts or circumstances that exist that could reasonably give rise to any such Actions.

(f) Each Employee Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code complies with and has been operated and maintained in accordance with the requirements of Section 409A(a)(2), (3), and (4) of the Code and any U.S. Department of Treasury and IRS guidance issued thereunder and no amounts under any such Employee Plan is, has been, or could reasonably be expected to be, subject to the interest and additional tax set forth under Section 409A(a)(1)(B) of the Code. No Company Participant is entitled to any gross-up, make-whole or other additional payment from Company or any of its Subsidiaries in respect of any Tax (including Federal, state, local or foreign income, excise or other Taxes (including Taxes imposed under Section 409A of the Code)) or interest or penalty related thereto. For purposes of this Agreement, “Company Participant” shall mean any current or former director, officer, employee, contractor or consultant of Company or any of its Subsidiaries.

(g) With respect to each Company Plan maintained outside of the United States substantially for employees or former employees who are situated outside the United States (each, a “Foreign Plan”), except to the extent that any inaccuracies in the representations and warranties set forth in this Section 3.11(g), individually or in the aggregate, have not had a Material Adverse Effect: (i) such Foreign Plan has been maintained in all material respects in accordance with all applicable requirements and all applicable Laws (including, without limitation, any registration or approval requirements), (ii) if intended to qualify for special tax treatment, such Foreign Plan meets all requirements for such treatment, (iii) if intended to be funded and/or book-reserved, such Foreign Plan has been funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions, and (iv) no material liability exists or is reasonably likely to be imposed upon the assets of Company or any of its Subsidiaries by reason of such Foreign Plan

Section 3.12 Labor Matters.

(a) There are no collective bargaining agreements or other Contracts with a labor union, labor organization, employee organization or works council applicable to any employees of Company or any of its Subsidiaries other than those agreements or other Contracts true and correct copies of which have been made available to Parent prior to the date of this Agreement. There is no labor dispute, strike, work stoppage or lockout, or, to the knowledge of Company, threat thereof, by or with respect to any employees of Company or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage or lockout in the previous three years. To the knowledge of Company, there have not been in the previous three years, and are not currently, any organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Company or any of its Subsidiaries. Neither Company nor any of its Subsidiaries has engaged or is engaging in any unfair labor practice. No unfair labor practice or labor charge or complaint is pending or, to the knowledge of Company, threatened with respect to Company or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Entity.

(b) Neither Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. None of Company, any of its Subsidiaries or any of its or their executive officers has received within the past three years any written notice of intent by any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation relating to Company or any of its Subsidiaries and, to the knowledge of Company, no such investigation is in progress. No Person performing services for Company or any of its Subsidiaries has been improperly excluded from participating in any Company Plan. Neither Company nor any of its Subsidiaries has any direct or indirect liability, whether absolute or contingent, with respect to any misclassification of any Person as an independent contractor rather than as an employee, as having exempt status rather than non-exempt status for purposes of overtime, or with respect to such Person’s status as an employee leased from another employer, except for any direct or indirect liability that would not reasonably be likely to have a Material Adverse Effect. Neither Company nor any of its Subsidiaries has received any written claim that any person has been misclassified as an independent contractor rather than an employee or having exempt status rather than non-exempt status for purposes of overtime.

Section 3.13 Environmental Matters.

(a) Except as, individually or in the aggregate, has not had a Material Adverse Effect, (i) Company and each of its Subsidiaries have conducted their respective businesses in compliance with all, and have not violated any, applicable Environmental Laws; (ii) there has been no release of any Hazardous Substance by Company or any of its Subsidiaries in any manner that has given or would reasonably be expected to give rise to any remedial obligation, corrective action requirement or liability under applicable Environmental Laws; (iii) since January 1, 2007, neither Company nor any of its Subsidiaries has received any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Entity or any other Person asserting that Company or any of its Subsidiaries is in violation of, or liable under, any Environmental Law; (iv) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, from any current or former properties or facilities while owned or operated by Company or any of its Subsidiaries or as a result of any operations or activities of Company or any of its Subsidiaries at any location and, to the knowledge of Company, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to Company or any of its Subsidiaries under any Environmental Law; and (v) neither Company, its Subsidiaries nor any of their respective properties or facilities are subject to, or are, to Company’s knowledge, threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.

(b) As used herein, “Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

(c) As used herein, “Hazardous Substance” means any substance listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous or any other term of similar import under any Environmental Law, including petroleum.

Section 3.14 Taxes.

(a) All income and all other material Tax Returns required to have been filed by or with respect to Company or its Subsidiaries have been timely filed (taking into account any extension of time to file granted or obtained), and such Tax Returns are accurate and complete in all material respects. All Taxes shown to be payable on such Tax Returns have been paid or will be timely paid and all other material Taxes required to be paid by Company or its Subsidiaries have been paid or will be timely paid. No deficiency for any material amount of Tax has been asserted or assessed by a Governmental Entity in writing against Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn. There are no Tax Liens on the assets of Company or any of its Subsidiaries (except for statutory Liens for Taxes not yet due and payable). There are no outstanding waivers or agreements extending any period for assessment of Taxes for any period with respect to any Tax to which Company or any of its Subsidiaries may be subject. All Taxes not yet due and payable by Company or its Subsidiaries (or any other corporation merged into or consolidated with Company or its Subsidiaries) have been, in all material respects, properly accrued on the most recent Company SEC Documents in accordance with GAAP. None of Company or its Subsidiaries is a party to or bound by or has any obligation under any Tax allocation sharing or similar agreement or arrangement or any material tax indemnity agreement (other than an agreement or arrangement solely among members of a group the common parent of which is Company or any of its Subsidiaries). None of Company or its Subsidiaries has received written notice from a Governmental Entity in a jurisdiction where Company or any of its Subsidiaries does not file Tax Returns claiming that Company or any such Subsidiary is or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return (except for any claims that would not reasonably be expected to be material).

(b) Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code and similar provisions under any other domestic or foreign tax Laws) and have, within the time and the manner prescribed by Law, withheld from and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under applicable Laws.

(c) As of the date of this Agreement, there are no audits, examinations, investigations or other proceedings now pending or, to the knowledge of Company, threatened in writing against or with respect to Company or any of its Subsidiaries with respect to any income or other material Tax.

(d) Neither the execution of this Agreement, the Stockholder Approval of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in combination with another event) (i) will result in payments under any Company Plan which would not reasonably be expected to be deductible under Section 162(m) of the Code, or (ii) will give rise to an additional Tax under Section 409A of the Code.

(e) Neither Company nor any of its Subsidiaries is a party to any Contract that will, directly or in combination with other events, result, separately or in the aggregate, in the payment, acceleration (of vesting, payment, exercisability or otherwise) or enhancement of any benefit (including any severance benefit) as a result of the transactions contemplated by this Agreement, and neither the execution of this Agreement, the Stockholder Approval of this Agreement nor the consummation of the transactions contemplated hereby could (either alone or in combination with another event) result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code. No Company Plan provides for the gross-up or reimbursement of any Taxes incurred by an employee under Section 4999 of the Code or otherwise.

(f) Neither Company nor any of its Subsidiaries has been a party to any distribution occurring in the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code (or any similar provision of state, local or foreign law) applied.

(g) Neither Company nor any of its Affiliates has elected or is required to defer payment of amounts from a foreign entity which will be subject to the provisions of Section 457A of the Code.

(h) None of Company or its Subsidiaries will be required to include material amounts in income, or exclude material items of deduction, in a taxable period (or portion thereof) beginning after the Closing Date as a result of (1) a change in method of accounting occurring prior to the Closing Date, (2) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (3) a prepaid amount received, or paid, prior to the Closing Date or (4) deferred gains arising prior to the Closing Date.

(i) None of Company or its Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) (other than a transaction with respect to which all applicable reporting requirements have been satisfied).

(j) No Subsidiary of Company that is treated as a corporation for U.S. federal income tax purposes and that is not organized under the laws of the United States or any subdivision thereof (each, a “Non-U.S. Corporate Entity”): (i) has an investment in U.S. property within the meaning of Section 956 of the Code, or (ii) is engaged in a U.S. trade or business for U.S. federal income tax purposes. Parent or the Surviving Corporation would not be required to include any amounts in gross income with respect to any Non-U.S. Corporate Entity pursuant to Section 951 of the Code if the taxable year of such Non-U.S. Corporate Entity were deemed to end on the day after the Closing Date.

(k) None of Company or its Subsidiaries (i) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code; or (ii) was created or organized in the United States and in a foreign jurisdiction such that such entity would be taxable in the United States as a domestic entity pursuant to Treasury Regulation Section 301.7701-5(a).

(l) The prices and terms for the provision of any property or services by or to Company and its Subsidiaries or as between or among its Subsidiaries are arm’s length for purposes of the relevant transfer pricing laws, and all related documentation required by such laws has been timely prepared or obtained and, if necessary, retained.

Section 3.15 Contracts.

(a) Section 3.15 of Company Disclosure Letter contains a true and complete list of each of the following types of Contracts to which Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound as of the date hereof:

(i) any Contract that would be required to be filed by Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by Company on a Current Report on Form 8-K;

(ii) any Contract with respect to the formation, creation, operation, management or control of a joint venture, partnership, limited liability company or other similar agreement or arrangement material to Company or any of its Subsidiaries or in which Company owns more than a 15% voting or economic interest, or any interest valued at more than $5,000,000 without regard to percentage voting or economic interest;

(iii) any Contract relating to or evidencing Indebtedness (as hereinafter defined) and having an outstanding principal amount in excess of $2,000,000;

(iv) any Contract involving the acquisition or disposition, directly or indirectly (by merger or otherwise), of (1) capital stock or other equity interests or (2) assets for aggregate consideration (in one or a series of transactions) under such Contract of $3,000,000 or more (other than acquisitions or dispositions of inventory or equipment in the ordinary course of business consistent with past practice);

(v) any Contract with any of the 10 largest customers of Company (on a consolidated basis and in their capacity as customers of the Company) for the eight months ended August 31, 2010 or any of the 10 largest suppliers of Company (on a consolidated basis and in their capacity as suppliers of the Company) for the eight months ended August 31, 2010;

(vi) any Contract that is a license agreement that is material to the business of Company and its Subsidiaries, taken as a whole, pursuant to which Company or any of its Subsidiaries is a party and (1) licenses in Intellectual Property or (2) licenses out

Intellectual Property owned by Company or its Subsidiaries, in each case other than license agreements for software that is generally commercially available and non-disclosure agreements that provide for only limited use rights of Intellectual Property for evaluation purposes only;

(vii) any Contract (other than Contracts relating to the employment of any Person) between Company or any of its Subsidiaries, on the one hand, and any Affiliate thereof other than any Subsidiary of Company;

(viii) any Contract (A) with respect to the employment of any executive officer or (B) with any labor union (including any collective bargaining or similar agreement, but excluding any Contracts mandated by the laws of any foreign jurisdiction);

(ix) any Contract that grants any rights of first refusal, rights of first negotiation or other similar rights to any Person with respect to the sale of any material business of Company and its Subsidiaries, taken as a whole, or of any Subsidiary of Company; or

(x) any Contract containing any standstill or similar agreement pursuant to which one party has agreed not to acquire assets or securities of another Person, except for any such Contract that is a confidentiality, non-disclosure or similar type of agreement entered into in the ordinary course of business.

For purposes of this Agreement, the term “Material Contract” shall include (A) any Contracts of the type described in clauses (i) through (x) or (B) any Contract with any works council or guild (including any collective bargaining or similar agreement related thereto).

(b) Each Material Contract is valid and binding on Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the knowledge of Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except to the extent that validity and enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity or by principles of public policy and except where the failure to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, has not had a Material Adverse Effect. There is no default under any Material Contract by Company or any of its Subsidiaries or, to the knowledge of Company, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a default on the part of Company or any of its Subsidiaries or, to the knowledge of Company, any other party thereto under any such Material Contract, nor has Company or any of its Subsidiaries received any written notice of any such default, event or condition, or of any termination or non-renewal of any Material Contract, except where any such default, event or condition, or any such termination or non-renewal, individually or in the aggregate, has not had a Material Adverse Effect. Company has made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.

Section 3.16 Insurance. Section 3.16 of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of Company or any of its Subsidiaries, or pursuant to which Company or any of its Subsidiaries is a named insured, as well as any historic occurrence-based policies still in force. With respect to each such insurance policy, except as, individually or in the aggregate, has not had a Material Adverse Effect, (a) such policy is in full force and effect and all premiums due thereon have been paid and (b) neither Company nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy. No written notice of cancellation or termination has been received with respect to any such policy.

Section 3.17 Real and Personal Property.

(a) Company or one of its Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its material real properties and tangible assets, free and clear of all Liens other than Permitted Liens.

(b) Each of Company and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had a Material Adverse Effect. Except as set forth on Section 3.17 of the Company Disclosure Letter, none of the leased property is subject to any sublease, license or other agreement granting to any Person or entity (other than Company or one of its Subsidiaries) any right to the use, occupancy or enjoyment of the premises or any portion thereof. Company does not own or hold, and is not obligated under or a party to, any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any real estate, and leased property or any portion thereof or interest therein. Neither Company nor any of its Subsidiaries owns any real estate.

This Section 3.17 does not relate to Intellectual Property, which is the subject of Section 3.18.

Section 3.18 Intellectual Property.

(a) Section 3.18(a) of the Company Disclosure Letter sets forth as of the date hereof a true and complete list of all currently active registered Marks, Domain Names, Patents and registered Copyrights, including any pending applications to register any of the foregoing, owned (in whole or in part) by Company or any of its Subsidiaries as of the date hereof and that are material to the businesses of Company or any of its Subsidiaries (collectively, “Company Registered IP”). Except as, individually or in the aggregate, has not had a Material Adverse Effect, (i) all Company Registered IP (other than patent applications or applications to register trademarks) is, to the knowledge of Company, valid and enforceable and (ii) no Company Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of Company, no such action is or has been threatened with respect to any of Company Registered IP.

(b) Except as, individually or in the aggregate, has not had a Material Adverse Effect, Company or its Subsidiaries (i) own exclusively (subject to any non-exclusive licenses granted by Company or its Subsidiaries), free and clear of any and all Liens (other than Permitted Liens), all Company Registered IP, and (ii) have the right to use all other Intellectual Property that is used in the business of Company or any of its Subsidiaries and is material to the businesses of Company or any of its Subsidiaries.

(c) Each of Company and its Subsidiaries has taken all reasonable steps in accordance with standard industry practices to protect its rights in its Intellectual Property and maintain the confidentiality of all information of Company or its Subsidiaries that derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, including safeguarding any such information that is accessible through computer systems or networks.

(d) To the knowledge of Company, none of the activities or operations of Company or any of its Subsidiaries (including the use of any Intellectual Property in connection therewith) have infringed upon, misappropriated or diluted in any Intellectual Property of any third party and neither Company nor any of its Subsidiaries has received any written notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is or may be occurring or has or may have occurred, except where any such infringement, misappropriation or dilution, individually or in the aggregate, has not had a Material Adverse Effect. To Company’s knowledge, no third party is misappropriating, infringing, or diluting any Intellectual Property owned by or exclusively licensed to Company or any of its Subsidiaries that is material to any of the businesses of Company or any of its Subsidiaries. To the knowledge of Company, no Intellectual Property owned by or exclusively licensed to Company or any of its Subsidiaries that is material to any of the businesses of Company or any of its Subsidiaries is subject to any outstanding order, judgment, decree or stipulation restricting or limiting in any material respect the use or licensing thereof by Company or any of its Subsidiaries.

(e) To the knowledge of Company, no IT Assets that are material to the business of Company or any of its Subsidiaries or to any of their operations, have not materially malfunctioned or materially failed within the last three (3) years. Company and its Subsidiaries have implemented commercially reasonable measures, consistent with industry standards, to protect the confidentiality and security of the IT Assets (and all information stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption. Company and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures with respect to the IT Assets, in each case, that is consistent with customary industry practice.

Section 3.19 State Takeover Statutes. Company has elected pursuant to the Company Charter not to be governed by Section 203 of the DGCL, and the restrictions on business combinations of Section 203 of the DGCL shall not apply to this Agreement and the transactions contemplated hereby, including the Merger. No other “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Laws”) is, or at the Effective Time will be, applicable to this Agreement, the Merger or any of the other transactions contemplated hereby.

Section 3.20 Related Party Transactions. No present or former director, executive officer, stockholder, partner, member, employee or Affiliate of Company or any of its Subsidiaries, nor any of such Person’s Affiliates or immediate family members (each of the foregoing, a “Related Party”), is a party to any Contract with or binding upon Company or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned or used by Company or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last 12 months, in each case, that is of a type that would be required to be disclosed in the Company SEC Documents pursuant to Item 404 of Regulation S-K (an “Affiliate Transaction”) that has not been so disclosed. Any Affiliate Transaction with respect to Company as of the time it was entered into and as of the time of any amendment or renewal thereof contained such terms, provisions and conditions as were at least as favorable to Company or any of its Subsidiaries as would have been obtainable by Company or its applicable Subsidiary in a similar transaction with an unaffiliated third party.

Section 3.21 Certain Payments. Neither Company nor any of its Subsidiaries (nor, to the knowledge of Company, any of their respective directors, executives, representatives, agents or employees) (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 3.22 Customers and Suppliers. Section 3.22 of the Company Disclosure Letter sets forth a list of (a) the 10 largest customers of Company (on a consolidated basis) for the twelve months ended December 31, 2009 and for the eight months ended August 31, 2010 and the percentage of consolidated volume attributable to such customer and (b) the 10 largest suppliers of Company (on a consolidated basis) for the twelve months ended December 31, 2009 and for the eight months ended August 31, 2010 and the percentage of consolidated costs attributable to such supplier. To the knowledge of the Company, neither Company nor any of its Subsidiaries has received any written communication or notice from any of the 10 largest customers of Company (on a consolidated basis) for the eight months ended August 31, 2010 of (i) its intention to terminate or materially reduce its relationship with Company or any of its Subsidiaries or (ii) any material dispute, claim, or planned Action against Company or any of its Subsidiaries or any officer, director or employee of Company or any of its Subsidiaries (excluding ordinary course disputes regarding invoices and SLA credits).

Section 3.23 Import/Export Controls. Each of Company and its Subsidiaries is in material compliance, and since January 1, 2007, has been in material compliance with all applicable Laws relating to import and export controls and economic sanctions. Neither Company nor any of its Subsidiaries has, since January 1, 2007, and in a manner which would have a Material Adverse Effect: (a) directly or indirectly, imported, exported, re-exported, sold or otherwise transferred (including transfers to non-United States Persons located in the United States) any goods, software, technology or services in material violation of applicable Laws relating to import and export controls and economic sanctions; (b) made a voluntary or directed disclosure with respect to violations of such Laws; or (c) been subject to any (i) material claim, Action, audit, compliance assessment or focused assessment for alleged or actual material underpayment of import and export duties, export fees, export Taxes, or unauthorized exports, re-exports, transfers, or provision of services; (ii) suspension of export privileges; or (iii) enforcement action or material sanction by any Governmental Entity arising under such Laws.

Section 3.24 Brokers. No broker, investment banker, financial advisor or other Person, other than Deutsche Bank Securities, Inc., the fees and expenses of which will be paid by Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Company or any of its Affiliates. Company has provided to Parent a true, correct and complete copy of the engagement letter and fee arrangement with Deutsche Bank Securities, Inc.

Section 3.25 Opinion of Financial Advisor. Company has received the opinion of Deutsche Bank Securities, Inc., dated the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair, from a financial point of view, to the holders of Shares. As promptly as possible after the execution of this Agreement, Company shall deliver a true and complete copy of such opinion to Parent (solely for informational purposes).

Section 3.26 No Additional Representations.

(a) Except for the representations and warranties made by Company in this Article III, neither Company nor any other Person makes any express or implied representation or warranty with respect to Company or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub or any of their Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Company, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Company in this Article III, any oral or written information presented to Parent, Merger Sub or any of their Affiliates or Representatives in the course of their due diligence of Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Notwithstanding anything contained in this Agreement to the contrary, Company acknowledges and agrees that none of Parent, Merger Sub or any other Person has made or is making any representations or warranties relating to Parent, or Merger Sub whatsoever, express or implied, beyond those expressly given by Parent in Article IV hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent or Merger Sub furnished or made available to Company or any of its Representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to Company as follows:

Section 4.1 Organization, Standing and Power.

(a) Each of Parent and Merger Sub (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to have such power and authority or to be so qualified or licensed or in good standing, individually or in the aggregate, has not had a Parent Material Adverse Effect.

(b) Since the date of its incorporation, Merger Sub has not engaged in any activities except as contemplated by this Agreement.

(c) Parent has previously made available to Company true and complete copies of Parent’s certificate of incorporation (the “Parent Charter”) and bylaws (the “Parent Bylaws”) as are in full force and effect. Parent is not in violation of any provision of the Parent Charter or Parent Bylaws. Parent has heretofore delivered to Company a true and complete copy of Merger Sub’s certificate of incorporation (the “Merger Sub Charter”) and bylaws (the “Merger Sub Bylaws”) as in full force and effect. Merger Sub is not in violation of any provision of the Merger Sub Charter or Merger Sub Bylaws.

Section 4.2 Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL. This Agreement has been duly executed and delivered by Parent and Merger Sub, and assuming the due authorization, execution and delivery by Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

Section 4.3 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub does not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by Parent and Merger Sub with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien (other than Permitted Liens) in or upon any of the properties, assets or rights of Parent or any of its Subsidiaries under, any provision of (i) the Parent Charter or Parent Bylaws, (ii) the Merger Sub Charter or Merger Sub Bylaws, (iii) any Contract to which Parent or its Subsidiaries is a party or by which Parent or its Subsidiaries or any of their respective properties or assets may be bound, or (iv) subject to the governmental filings and other matters referred to in Section 4.3(b), any Law applicable to Parent or its Subsidiaries or by which Parent or its Subsidiaries or any of their respective properties or assets may be bound, except, in the case of clauses (iii) and (iv), as individually or in the aggregate, would not have a Parent Material Adverse Effect.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent or the consummation of the Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the filing of the pre-merger notification report under the HSR Act and filings or applications that may be required under the Antitrust Laws of any non-U.S. jurisdictions, (ii) the filing of notices or applications with the Federal Communications Commission and various state public utilities commissions in connection with the transactions contemplated herein, and the grant of any such applications where required, and (iii) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL.

Section 4.4 Certain Information. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the time it is first mailed to Company’s stockholders, at the time of any amendments or supplements thereto and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.5 Litigation. There is no Action, whether judicial, arbitral, administrative or other, pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of Parent or any of its Subsidiaries in such individual’s capacity as such, other than Actions that, individually or in the aggregate, would not have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity that, individually or in the aggregate, would not have a Parent Material Adverse Effect.

Section 4.6 Financing. Parent has delivered to Company a true, complete and correct copy of the executed commitment letter, dated as of October 28, 2010, among Parent, Barclays Capital, the investment banking division of Barclays Bank PLC, Credit Suisse AG and Credit Suisse Securities (USA) LLC (collectively with their affiliates, the “Financing Sources”), (the “Debt Financing Commitments”), pursuant to which the lenders party thereto have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein for the purposes of financing the transactions contemplated by this Agreement (including funding of the Payment Fund) and related fees and expenses and the refinancing of any outstanding Indebtedness of Company (the “Debt Financing”). Parent has delivered to Company a true, complete and correct copy of the executed commitment letter, dated as of the date hereof, among Parent, Merger Sub and Carlyle Partners V, L.P. (collectively, the “Equity Financing Commitments” and together with the Debt Financing Commitments, the “Financing

Commitments”), pursuant to which the investor parties thereto have committed, subject to the terms and conditions set forth therein, to invest in Parent the cash amounts set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”),which amount, assuming the accuracy of the representations and warranties set forth in Sections 3.2, 3.6 and 3.8, will be sufficient together with the proceeds of the Debt Financing and the cash and cash equivalents available to Parent and Company, to satisfy all of the obligations of Parent and Merger Sub under this Agreement, including (i) the payment of any amounts required to be paid pursuant to Article II, (ii) the payment of any Indebtedness of Company and any of its Subsidiaries required to be repaid, redeemed, retired, canceled, terminated or otherwise satisfied in connection with the Merger, including all Indebtedness of Company and its Subsidiaries in respect of Company’s 7 3/4% Senior Subordinated Notes due 2013 (the “Senior Subordinated Notes”), and (iii) the payment of all fees and expenses reasonably expected to be incurred by Parent and Merger Sub in connection therewith(collectively, the “Funding Obligations”). None of the Financing Commitments has been amended or modified prior to the date of this Agreement, as of the date hereof, no such amendment or modification is contemplated, and, as of the date hereof, the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect. As of the date of this Agreement, the Financing Commitments are in full force and effect and each constitutes the legal, valid and binding obligation of each of Parent and, to the Knowledge of Parent, the other parties thereto. Except for a fee letter relating to fees with respect to the Debt Financing and an engagement letter (complete copies of which have been provided to Company, with only fee amounts and certain economic terms of the market flex (none of which provide for additional conditions precedent or other contingencies to the Debt Financing or which would adversely effect the amount or availability of the Debt Financing) redacted), as of the date hereof there are no side letters or other agreements, Contracts or arrangements related to the funding or investing, as applicable, of the Financing other than as expressly set forth in the Financing Commitments delivered to Company prior to the date hereof. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Commitments. Assuming the accuracy of the representations and warranties set forth in Article III, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or, to the Knowledge of Parent and Merger Sub, any other party thereto under any of the Financing Commitments. Subject to the satisfaction of the conditions contained in Sections 6.1 and 6.2, as of the date hereof, Parent has no reason to believe that any of the conditions to the Financing contemplated by the Financing Commitments will not be satisfied or that the Financing or any other funds necessary for the satisfaction of all of Funding Obligations will not be available to Parent on the Closing Date. Assuming the accuracy of the representations and warranties set forth in Article III and compliance by Company of its covenants and agreements hereunder and subject to the satisfaction of the conditions of the Financing, the aggregate proceeds from the Financing, together with the cash and cash equivalents available to Company, are sufficient to satisfy the Funding Obligations. Parent has fully paid all commitment fees or other fees required to be paid prior to the date of this Agreement pursuant to the Debt Financing Commitments.

Section 4.7 Guarantee. Concurrently with the execution of this Agreement, Sponsor has delivered to Company the duly executed Guarantee. The Guarantee is in full force and effect and is a valid, binding and enforceable obligation of Sponsor. No event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of Sponsor under the Guarantee.

Section 4.8 Brokers. No broker, investment banker, financial advisor or other Person, other than Evercore Partners, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Affiliates.

Section 4.9 No Additional Representations.

(a) Except for the representations and warranties made by Parent and Merger Sub in this Article IV, none of Parent, Merger Sub or any other Person makes any express or implied representation or warranty with respect to Parent or Merger Sub or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent and Merger Sub hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, none of Parent, Merger Sub or any other Person makes or has made any representation or warranty to Company, its Subsidiaries or any of their Affiliates or Representatives with respect to any oral or written information furnished or made available to Company, its Subsidiaries or any of their Affiliates or Representatives in the course of their negotiation of this Agreement or in the course of the transactions contemplated hereby, except for the representations and warranties made by Parent and Merger Sub in this Article IV.

(b) Notwithstanding anything contained in this Agreement to the contrary, each of Parent and Merger Sub acknowledges and agrees that neither Company nor any other Person has made or is making any representations or warranties relating to Company whatsoever, express or implied, beyond those expressly given by Company in Article III hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Company furnished or made available to Parent or any of its Representatives. Without limiting the generality of the foregoing, each of Parent and Merger Sub acknowledges that, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Representatives.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business by Company. During the period from the date of this Agreement to the Effective Time, except as consented to in writing in advance by Parent, such consent not to be unreasonably withheld or delayed, or as otherwise specifically required by this Agreement or as set forth in Section 5.1 of the Company Disclosure Letter, Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and use commercially reasonable efforts to preserve intact its business organization, maintain in effect all existing Permits, preserve its assets, rights and properties in good repair and condition and preserve its relationships and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, distributors and others having business dealings with it. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.1 of the Company Disclosure Letter or as specifically required by this Agreement, Company shall not, and shall not permit any of its Subsidiaries, without Parent’s prior written consent, such consent not to be unreasonably withheld or delayed, to:

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for dividends by a wholly owned Subsidiary of Company to its parent, (ii) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of Company or its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests, (iii) other than in connection with the full acceleration of vesting of Stock Options, Restricted Stock and Stock Units as contemplated by Section 2.2 of this Agreement, split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests, except in the case of clause (iii), for the issuance of Shares upon the exercise or settlement of Stock Options or Stock Units (A) outstanding on October 27, 2010, (B) issued upon the exercise of ESPP Options (subject to Section 2.2) or (C) permitted to be issued under this Section 5.1, in each case, in accordance with their terms, or (iv) enter into any agreement with respect to the voting of any of its capital stock or other equity interests;

(b) authorize for issuance, issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (other than Permitted Liens) any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of Company on a deferred basis or other rights linked to the value of Shares, including pursuant to Contracts as in effect on the date hereof, other than the issuance of Shares upon the exercise or settlement of Stock Options or Stock Units outstanding on October 27, 2010 or issued after such date pursuant to this Section 5.1, in each case in accordance with their terms as in effect on such date, or issued upon the exercise of ESPP Options (subject to Section 2.2);

(c) amend, authorize or propose to amend its certificate of incorporation or bylaws (or similar organizational documents);

(d) directly or indirectly acquire or agree to acquire (i) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof or (ii) any assets that are otherwise material to Company and its Subsidiaries, other than inventory and equipment acquired in the ordinary course of business consistent with past practice and other acquisitions for which the fair market value of the total consideration paid by Company and its Subsidiaries does not exceed $5,000,000 individually, or $25,000,000 in the aggregate;

(e) (i) directly or indirectly sell, lease, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any Lien (other than Permitted Liens) or otherwise dispose in whole or in part of any of its properties, assets or rights or any interest therein (including, but not limited to, Intellectual Property of Company and its Subsidiaries, other than (1) non-exclusive licenses granted in the ordinary course of business consistent with past practice and (2) non-disclosure agreements that provide for only limited, non-exclusive use rights of Intellectual Property for evaluation purposes only), except for sales of inventory and equipment in the ordinary course of business consistent with past practice and sales of other assets for which the book value or sales price, whichever is higher, does not exceed $5,000,000 individually or in the aggregate, or (ii) except in the ordinary course of business consistent with past practice, intentionally abandon, fail to maintain, or otherwise permit the lapse of, or fail to promptly revive after discovery of any lapse, any right relating to any material Intellectual Property of Company and its Subsidiaries;

(f) adopt or enter into a plan or agreement of complete or partial liquidation, dissolution, restructuring, capitalization or other reorganization;

(g) (A) incur, create, assume, guarantee or otherwise become liable for, any Indebtedness, other than (i) borrowings under the Company Credit Agreement and (ii) Indebtedness (to the extent it does not relate to or arise out of Indebtedness for borrowed money) that does not exceed $10,000,000 in the aggregate, or (B) (i) amend, modify or refinance any Indebtedness or (ii) make any loans, advances or capital contributions to, or investments in, any other Person, other than Company or any direct or indirect wholly owned Subsidiary of Company (provided that the foregoing shall not include the extension of trade credit to customers in the ordinary course of business consistent with past practice);

(h) (i) modify or amend in any material respect, terminate (other than in accordance with its terms), cancel or extend any Material Contract or expressly waive any material benefits under any Material Contract or (ii) enter into any Contract that if in effect on the date hereof would be a Material Contract; provided, however, that Company and its Subsidiaries shall be permitted to take the actions restricted in clause (i) or (ii) with respect to any Material Contract that is not related to any of the customers or suppliers listed in Section 3.22 of the Company Disclosure Letter if such actions are taken in the ordinary course of business consistent with past practice;

(i) change in any material respect its financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law;

(j) settle or compromise any material liability for Taxes, amend any material Tax Return, make any material Tax election, file any material Tax Return in a manner inconsistent with past practice or adopt or change in any material respect any method of accounting for Tax purposes or surrender any right to claim a material Tax refund;

(k) other than in connection with the full acceleration of vesting of Stock Options, Restricted Stock and Stock Units as contemplated by Section 2.2 of this Agreement, (i) grant any current or former employee, director or officer any increase in, or acceleration of vesting or payment of, compensation, bonus or other benefits, or grant of any type of compensation or benefits to any current or former employee, director or officer not previously receiving or entitled to receive such type of compensation or benefit, or pay any bonus of any kind or amount to any current or former employee, director or officer, other than increases in cash compensation in the ordinary course of business consistent with past practice, (ii) grant or pay (other than in accordance with the terms of any Company Plan in existence on the date hereof) to any current or former employee, director or officer any severance, change in control or termination pay, or make any modifications thereto or increases therein, (iii) pay any benefit or grant or amend any award (including in respect of stock options, stock appreciation rights, performance units, restricted stock or other stock-based or stock-related awards or the removal or modification of any terms and conditions in any Company Plan or awards made thereunder) except as required to comply with any applicable Law or as permitted by Section 5.1(b) pursuant to the terms of any Company Plan in effect as of the date hereof, (iv) adopt or enter into any collective bargaining agreement or other labor union contract, other than as required by applicable Law, (v) adopt any new material employee benefit plan or arrangement or amend or modify in any material respect or terminate any existing Company Plan, other than as required by applicable Law, or (vi) enter into any new, or amend, terminate or renew any existing, employment, severance, consulting or similar agreements with or for the benefit of any officers, directors or employees (other than offer letters to newly-hired employees or officers whose base annual compensation does not exceed $275,000 that, in the aggregate, do not result in a material increase in benefits or compensation expense of Company);

(l) settle or compromise any litigation, audit, claim or action against Company or any of its Subsidiaries other than settlements or compromises of litigations, audits, claims or actions where the amounts paid in settlement or compromise do not exceed $1,000,000 individually or $5,000,000 in the aggregate;

(m) forgive any loans to employees, officers, directors or any of their Affiliates;

(n) other than as set forth in the capital budgets set forth in Section 5.1 of the Company Disclosure Letter, make or authorize any capital expenditures in excess of $5,000,000 in the aggregate; or

(o) authorize any of, or commit or agree to take any of, the foregoing actions.

Section 5.2 No Solicitation.

(a) Company shall not, and shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause their respective Representatives not to, directly or indirectly, (i) solicit, initiate, endorse, cooperate with or knowingly encourage or facilitate (including by way of furnishing non-public information or data) any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Proposal, or any inquiry, proposal or offer that could reasonably be expected to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person other than Parent, Merger Sub or any Representatives of the foregoing Persons any non-public information or data with respect to or for the purpose of facilitating, any Acquisition Proposal; provided, that Company, its Subsidiaries and each of their respective Representatives may, in response to an inquiry not made pursuant to an action prohibited by this Section 5.2, inform the Person making such inquiry that Company and its Subsidiaries are bound by an agreement including a non solicitation provision that prohibits discussions or negotiations, subject to limited exceptions, or (iii) enter into any letter of intent, definitive acquisition agreement, agreement in principle, merger agreement, option agreement, joint venture agreement or partnership agreement requiring Company to abandon, terminate or breach its obligations hereunder or fail to consummate the Merger. Company shall, and shall cause each of its Subsidiaries to, and shall use its reasonable best efforts to cause their respective Representatives to, (A) immediately cease and cause to be terminated any and all activities, solicitations, encouragement, discussions or negotiations with any Person other than Parent, Merger Sub or any Representatives of the foregoing Persons conducted heretofore with respect to any Acquisition Proposal, (B) request the prompt return or destruction, to the extent permitted by any confidentiality agreement, of all confidential information previously furnished, and (C) not terminate, waive, amend, release or modify any provision of any standstill agreement to which it or any of its Affiliates or Representatives is a party, and shall enforce the provisions of any such agreement. Notwithstanding the foregoing, if, at any time following the date of this Agreement and prior to obtaining the Stockholder Approval, (1) Company receives a bona fide written Acquisition Proposal, (2) such Acquisition Proposal was not the result of a material violation of this Section 5.2(a), (3) the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal, and (4) the Company Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) would be inconsistent with its fiduciary duties under applicable Law, then Company may (and may authorize its Subsidiaries and its and their Representatives to) (x) furnish non-public information with respect to Company and its Subsidiaries to the Person making such Acquisition Proposal (and its Representatives) pursuant to an Acceptable Confidentiality Agreement; provided, that any non-public information provided to any Person given such access shall have previously been provided to Parent or shall be provided to Parent prior to or concurrently with the time it is provided to such Person (and in any event within 24 hours) and (y) participate in discussions or negotiations with the Person making such Acquisition Proposal (and such Person’s Representatives) regarding such Acquisition Proposal; provided, further, that Company shall promptly provide to Parent (and in any event within 48 hours) (i) an unredacted copy of any Acquisition Proposal made in writing provided to Company, and the identity of the Person making the Acquisition Proposal and (ii) a written summary of the material terms and conditions of any such Acquisition Proposal not made in writing.

(b) Neither the Company Board nor any committee thereof shall (i)(A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) in any manner adverse to Parent, the Company Recommendation, or (B) adopt, approve or publicly recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal (each such action set forth in this Section 5.2(b)(i) being referred to herein as an “Adverse Recommendation Change”), (ii) cause or permit Company to enter into any letter of intent, definitive acquisition agreement, agreement in principle, merger agreement, option agreement, joint venture agreement or partnership agreement (each, an “Alternative Acquisition Agreement”) constituting any Acquisition Proposal (other than an Acceptable Confidentiality Agreement referred to in Section 5.2(a)). Notwithstanding the foregoing, at any time prior to obtaining the Stockholder Approval, if an Intervening Event occurs or if Company is in receipt of a bona fide written Acquisition Proposal that the Company Board determines in good faith, after consultation with independent financial advisors and outside counsel, is a Superior Proposal, after (in each case) giving effect to all of the adjustments to the terms of this Agreement which are offered by Parent (including pursuant to clause (iii) below) and after consultation with its outside counsel, the Company Board determines in good faith, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law, then the Company Board may, (x) make an Adverse Recommendation Change or (y) solely with respect to a Superior Proposal, terminate this Agreement pursuant to Section 7.1(d)(iii) and enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that Company shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless in advance of or concurrently with such termination Company pays the Termination Fee and otherwise complies with the provisions of Section 7.1(d)(iii) and Section 7.3; provided, further, that the Company Board may not effect an Adverse Change Recommendation pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) unless (A) Company shall not have breached this Section 5.2 in any material respect and (B)

(i) such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal;

(ii) Company has given Parent at least seventy-two (72) hours’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal) and has contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the party making such Superior Proposal); and

(iii) prior to effecting such Adverse Recommendation Change or terminating this Agreement to enter into a Alternative Acquisition Agreement with respect to such Superior Proposal, Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period to the extent Parent wishes to negotiate, to enable Parent to revise the terms of this Agreement, and/or the Financing Commitments such that it would cause such Superior Proposal to no longer constitute a Superior Proposal.

In the event of any material change to the terms of such Superior Proposal, Company shall, in each case, be required to deliver to Parent a new written notice, the notice period shall have recommenced and Company shall be required to comply with its obligations under this Section 5.2 with respect to such new written notice, except that the deadline for such new written notice shall be reduced to forty-eight (48) hours (rather than seventy-two (72) hours referenced in clause (ii) above).

(c) In addition to the obligations of Company set forth in Sections 5.2(a) and (b), Company promptly (and in any event within 48 hours) shall advise Parent in writing in the event Company or any of its Subsidiaries or Representatives receives (i) any Acquisition Proposal or (ii) any request for non-public information (other than requests for information in the ordinary course of business consistent with past practice and unrelated to an Acquisition Proposal) or any request to engage in negotiation that is reasonably likely to lead to or that contemplates or relates to an Acquisition Proposal, in each case together with the material terms and conditions of such Acquisition Proposal or request and the identity of the Person making any such Acquisition Proposal or request. Company shall keep Parent reasonably informed (orally and in writing) in all material respects on a timely basis of the status (including after the occurrence of any material amendment or modification) of any such Acquisition Proposal or request. Without limiting any of the foregoing, Company shall promptly (and in any event within 48 hours) notify Parent orally and in writing if it determines to begin providing non-public information or to engage in negotiations concerning an Acquisition Proposal pursuant to Sections 5.2(a) or (b) and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice.

(d) Nothing contained in this Section 5.2 shall prohibit Company from (i) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or taking and disclosing a position contemplated by Rule 14e-2(a) and 14d-9 under the Exchange Act, in each case after the commencement of a tender offer (within the meaning of Rule 14d-2 under the Exchange Act), or (ii) making any disclosure to the stockholders of Company if, in the good faith judgment of the Company Board (after consultation with outside counsel), failure to so disclose would be inconsistent with its fiduciary duties under applicable Law; provided, that in no event shall this Section 5.2(d) affect the obligations of Company specified in Sections 5.2(b) and (c) (and for the avoidance of doubt, nothing in this Section 5.2(d) shall effect a determination that an Adverse Recommendation Change has occurred pursuant to Section 5.2(b)); and provided further, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be an Adverse Recommendation Change (including for purposes of Section 7.1(c)(ii)) unless the Company Board expressly reaffirms the Company Recommendation within the period that is no later than the earlier of (x) 10 Business Days after such disclosure or (y) 2 Business Days prior to the Stockholders Meeting.

(e) For purposes of this Agreement:

(i) “Acquisition Proposal” means any proposal or offer from any Person or group of Persons (other than Parent and its Affiliates) relating to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, including any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, (A) of assets or businesses of Company and its Subsidiaries that generate more than 20% of the net revenues or net income or that represent more 20% of the total assets (based on fair market value), of Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, (B) more than 20% of any class of capital stock, other equity security or voting power of Company or any resulting parent company of Company or (C) involving businesses of Company or any of its Subsidiaries, individually or taken together, which businesses constitute more than 20% of the net revenues, net income or total assets (based on fair market value) of Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, in each case other than the transactions contemplated by this Agreement.

(ii) “Superior Proposal” means any unsolicited, bona fide written Acquisition Proposal (with the percentages set forth in the definition of such term changed from

20% to 50%) that the Company Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal (including financing, timing, stockholder litigation and breakup fee and expense reimbursement provisions) and the Person making the proposal, (A) if consummated would be more favorable to the stockholders of Company from a financial point of view than the transactions contemplated by this Agreement and (B) if accepted, is reasonably likely to be completed on the terms proposed on a timely basis.

Section 5.3 Proxy Statement; Stockholders’ Meeting.

(a) As soon as reasonably practicable following the date of this Agreement, Company shall prepare and file with the SEC the Proxy Statement. Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to Company’s stockholders as promptly as reasonably practicable following clearance by the SEC of the Proxy Statement. Company will advise Parent, promptly after it receives notice thereof, of any request by the SEC to amend the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information and Company shall use its reasonable best efforts to respond (with the assistance of Parent) as promptly as practicable to any comments of the SEC with respect thereto. If prior to the Effective Time any event occurs with respect to Company or any Subsidiary of Company, or any change occurs with respect to information supplied by or on behalf of Company or Parent, respectively, for inclusion in the Proxy Statement that, in each case, is required to be described in an amendment of, or a supplement to, the Proxy Statement, Company or Parent, as applicable, shall promptly notify the other of such event, and Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to Company’s stockholders. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Company shall provide Parent an opportunity to review and comment on such document or response and shall consider in good faith any comments reasonably proposed by Parent.

(b) Company shall, as promptly as reasonably practicable after the date hereof, take all action necessary in accordance with Delaware Law and the Company Charter and the Company Bylaws to (i) duly call, give notice of, convene and (ii) hold a meeting of its stockholders (the “Stockholders Meeting”) as promptly as reasonably practicable following clearance by the SEC of the Proxy Statement for the purpose of obtaining the Stockholder Approval. Except in the case of an Adverse Recommendation Change specifically permitted by Section 5.2(b), Company, through the Company Board, shall (x) recommend to Company’s stockholders that they adopt this Agreement, the Merger and the other transactions contemplated hereby (the “Company Recommendation”), (y) include the Company Recommendation in the Proxy Statement and (z) solicit Stockholder Approval. Without limiting the generality of the foregoing, Company agrees that its obligations pursuant to the first sentence of this Section 5.3(b) shall not be affected by the commencement, public proposal, public disclosure or communication to Company or any other Person of any Acquisition Proposal or the occurrence of any Adverse Recommendation Change; provided, that the foregoing shall not prohibit accurate disclosure in the Proxy Statement or otherwise (and such disclosure shall not be deemed to be an Adverse Recommendation Change) of factual information regarding the business, financial condition or results of operations of Company or the fact that an Acquisition Proposal has been made, the identity of the Person making such proposal or the material terms of such proposal, to the extent the Company Board determines in good faith (after consultation with outside counsel) that such information, facts, identity or terms are required to be disclosed under applicable Law.

Section 5.4 Access to Information; Confidentiality.

(a) Subject to applicable Law, Company shall, and shall cause each of its Subsidiaries to, afford to Parent and its Representatives reasonable access during normal business hours and upon reasonable prior notice, during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, to all their respective properties, assets, books, contracts, commitments, personnel and records and, during such period, Company shall cause each of its Subsidiaries to, furnish promptly to Parent: (i) a copy of each report, schedule, registration statement and other document filed, furnished or received by it during such period pursuant to the requirements of federal or state securities Laws and which is not generally available on the EDGAR internet database and (ii) all other information concerning its and its Subsidiaries’ business, properties and personnel as Parent may reasonably request (including all work papers of its auditors and all Tax Returns filed and those in preparation); provided, that neither Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would, in the reasonable judgment of such party, (A) breach any agreement with any third party, (B) constitute a waiver of the attorney-client or other privilege held by such party or (C) otherwise violate any applicable Law. In the event any of the restrictions in clauses (A) through (C) of the foregoing sentence shall apply, the parties will make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws, including Antitrust Laws.

(b) All such information shall be held confidential in accordance with the terms of the Confidentiality Agreement between Parent and Company, dated as of September 1, 2010 (the “Confidentiality Agreement”).

(c) No investigation pursuant to this Section 5.4 or information provided, made available or delivered to Parent pursuant to this Agreement (other than the Company Disclosure Letter) shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

Section 5.5 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as practicable, including using reasonable best efforts to accomplish the following: (i) obtain all consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including under any Material Contract, (ii) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities, make all necessary registrations, declarations and filings and take all steps as may be necessary to obtain an approval or waiver from, or to avoid any Action by, any Governmental Entity, including filings under the HSR Act with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice and all other filings, registrations and notices under Foreign Antitrust Laws and that the parties otherwise mutually reasonably agree are appropriate and necessary with the applicable Governmental Entities under any other applicable Antitrust Laws within the time periods specified thereunder (or, if such time period is not specified, within a reasonable time), (iii) vigorously resist, contest or defend any Action (including administrative or judicial Actions) challenging the Merger or the completion of the transactions contemplated hereby, including seeking to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that could restrict, prevent or prohibit consummation of the transactions contemplated hereby, including, without limitation, by vigorously pursuing all avenues of administrative and judicial appeal, and (iv) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and fully to carry out the purposes of this Agreement without the prior written consent of the other party. Each of the parties hereto shall furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing. Subject to applicable Law relating to the exchange of information, Parent and Company shall have the right to review in advance, and to the extent practicable each shall consult with the other in connection with, all of the information relating to Parent or Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each of Parent and Company shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Entity, Company and Parent shall keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other written communications received by Company or Parent, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity and/or third party with respect to such transactions, and, to the extent practicable under the circumstances, shall provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the transactions contemplated hereby.

(b) Notwithstanding any other provision of this Agreement to the contrary, Parent shall and, shall cause its Subsidiaries to, propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of Parent or any of its Subsidiaries, or effective as of the Effective Time, the Surviving Corporation or its Subsidiaries, or otherwise offer to take or offer to commit to take any action (including any action that limits its freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, product lines, properties or services of Parent, the Surviving Corporation, or any of their respective Subsidiaries) which it is lawfully capable of taking and if the offer is accepted, take or commit to take such action, in each case, as may be required in order to avoid the commencement of any Action to prohibit the Merger or any other transaction contemplated by this Agreement, or if already commenced, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any Action so as to enable the Closing to occur as soon as reasonably possible (and in any event, not later than the Outside Date). Company shall not, without the written consent of Parent, publicly or before any Governmental Entity or other third party, offer, suggest, propose or negotiate, and shall not commit to or effect, by consent decree, hold separate order or otherwise, any sale, divestiture, disposition, prohibition or limitation or other action of a type described in this Section 5.5(b).

Section 5.6 Takeover Laws. Each of Company and Parent and their respective Boards of Directors shall (a) take no action to cause any Takeover Law to become applicable to this Agreement, the Merger or any of the other transactions contemplated hereby and (b) if any Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Merger and the other transactions contemplated hereby.

Section 5.7 Notification of Certain Matters. Company and Parent shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, if the subject matter of such communication could be material to Company, the Surviving Corporation or Parent, (b) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Merger or the other transactions contemplated hereby, or (c) any change, condition or event (i) that renders or would reasonably be expected to render any representation or warranty of such party set forth in this Agreement to be untrue or inaccurate to an extent such that the condition set forth in Section 6.2(a) or 6.3(a), as applicable, would not be satisfied if the Closing were to then occur or (ii) that results or would reasonably be expected to result in any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement (including any condition set forth in Article VI) to be complied with or satisfied by such party hereunder; provided, that no such notification, nor any failure to make such notification, shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

Section 5.8 Indemnification, Exculpation and Insurance.

(a) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, assume and perform all rights to indemnification existing in favor of, and all rights to advancement of expenses to, the current or former directors and officers of Company as provided in the Company Charter or the Company Bylaws as in effect on the date of this Agreement for acts or omissions occurring prior to the Effective Time (including acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby), and such rights shall continue in full force and effect until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions, except as otherwise required by applicable Law, and to include and cause to be maintained in effect in the Surviving Corporation’s (or any successor’s) certificate of incorporation, for a period of six years after the Effective Time, the current provisions regarding elimination of liability of directors.

(b) For a period of six years after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, maintain in effect Company’s current directors’ and officers’ liability insurance covering each Person currently covered by Company’s directors’ and officers’ liability insurance policy (a correct and complete copy of which has been heretofore made available to Parent) for acts or omissions occurring prior to the Effective Time; provided, that (i) Parent or the Surviving Corporation may substitute therefor “tail” policies of an insurance company with the same or better rating as Company’s current insurance carrier the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than Company’s existing policies as of the date hereof or (ii) Parent may request that Company obtain such extended reporting period coverage under Company’s existing insurance programs (to be effective as of the Effective Time); and provided, further, that in no event shall Parent or the Surviving Corporation be required to pay aggregate premiums for insurance under this Section 5.8(b) in excess of 300% of the amount of the aggregate premiums paid by Company for fiscal year 2010 for such purpose (which fiscal year 2010 premiums are hereby represented and warranted by Company to be as set forth in Section 5.8(b) of the Company Disclosure Letter), it being understood that Parent shall nevertheless be obligated to provide such coverage as may be obtained for such 300% amount.

(c) In the event that Parent, the Surviving Corporation or any of their successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any Person, then, and in each such case, Parent shall, or shall cause the Surviving Corporation to, cause proper provision to be made so that the successor and assign of Parent or the Surviving Corporation assumes the obligations set forth in this Section 5.8.

(d) The provisions of this Section 5.8 shall survive consummation of the Merger and are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her legal representatives.

Section 5.9 Employees.

(a) After the Effective Time and through December 31, 2011, (i) the Surviving Corporation shall cause each individual employed by Company as of the Closing Date to receive a base salary, annual bonus opportunity (but not equity or equity-based compensation awards), 401(k) and health and welfare benefits substantially comparable in the aggregate to that in effect immediately prior to the Closing Date, and (ii) the severance plans and policies set forth in the Company Disclosure Letter with respect to Section 5.9(a) covering employees of Company and its Subsidiaries shall remain in effect. Nothing contained in this Section 5.9 or any other provision of this Agreement, whether express or implied, (A) shall be construed to create (x) any third-party beneficiary or other rights in any current or former employee, director, consultant or independent contractor of Company or its Subsidiaries or any other individual associated therewith (including any dependent or beneficiary thereof) or any other Person other than the parties to this Agreement (including, without limitation, any union, works council or collective bargaining representative or any participant in any Company Plan or other benefit plan, agreement or arrangement (or any dependent or beneficiary thereof)) or (y) any right to employment or continued employment for any specified period or to a particular term or condition of employment with the Surviving Corporation or its Affiliates or (B) subject to compliance with the first sentence of this Section 5.9(a), shall limit the right of Parent, Company, Surviving Corporation and/or any of their respective Subsidiaries to amend, terminate or otherwise modify any Company Plan or other benefit plan, agreement or other arrangement.

(b) For all purposes (including but not limited to purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent (such employee benefit plans of Parent shall be referred to hereinafter as the “New Plans”) providing benefits to (i) any employee of Company or its Affiliates on or after the Effective Time (such employees shall be referred to hereinafter as the “Company Employees”), each Company Employee shall be credited with his or her years of service with Company and its Affiliates and their respective predecessors to the same extent as such Company Employee was entitled to credit for such service under any applicable similar Company employee benefit plan in which such Company Employee participated or was eligible to participate immediately prior to the Transition Date, provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan, for the purposes of equity or equity-based plans, or to the extent that its application would result in a duplication of benefits with respect to the same period of service. “Transition Date” means, with respect to any Company Employee, the date Parent or the Surviving Corporation commences providing benefits to such employee with respect to each New Plan.

(c) In addition, and without limiting the generality of the foregoing, as of the Transition Date, Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to provide that (A) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans of Parent to the extent coverage under such New Plan is similar in type to an applicable Company employee benefit plan in which such Company Employee was participating immediately prior to the Transition Date (such plans of Company prior to the Transition Date collectively, the “Old Plans”); (B) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or similar benefits to any Company Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee, and his or her covered dependents, unless such conditions would not have been waived under the similar plans of Company or its Affiliates, in which such Company Employee, as applicable, participated or was eligible to participate immediately prior to the Transition Date; and (C) any eligible expenses incurred by such Company Employee, and his or her covered dependents during the portion of the plan year of the Old Plan ending on the Transition Date to be taken into account under such New Plan, to the extent taken into account under such Old Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d) For the avoidance of doubt, nothing in this Section shall require Parent or the Surviving Corporation to provide benefits to any Company Employee under any New Plans, if any, prior to January 1, 2012.

Section 5.10 Public Announcements. Parent and Company shall, to the extent reasonably practicable, consult with one another before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby and shall not, without the prior consent of the other party, which consent shall not be unreasonably withheld, issue any such press release or make any public announcement, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange, or in connection with any press release or public announcements with respect to any Acquisition Proposal or Adverse Recommendation Change in compliance with Section 5.2.

Section 5.11 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of Company or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.12 Financing.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Financing Commitments and shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under the Financing Commitments if such amendment, modification or waiver would, or would reasonably be expected to, (v) reduce the aggregate amount of the Debt Financing, (w) impose new or additional conditions, or otherwise amend, modify or expand any conditions, to the receipt of the Debt Financing, (x) delay or prevent the Closing Date, (y) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) less likely to occur or (z) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Debt Financing Commitments or the definitive agreements with respect thereto, the ability of Parent or Merger Sub to consummate the transactions contemplated hereby or the likelihood of consummation of the transactions contemplated hereby. Subject to the limitations set forth in this Section, Parent and Merger Sub may replace or amend the Debt Financing Commitments to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Financing Commitments as of the date hereof, if the addition of such additional parties, individually or in the aggregate, would not prevent, delay or impair the availability of the financing under the Debt Financing Commitments or the consummation of the transactions contemplated by this Agreement. Parent shall deliver to Company a copy of any proposed amendment, replacement, supplement, waiver or modification to the Financing Commitments or any of the definitive agreements with respect thereto to Company at least 1 Business Day prior to the proposed execution of the same. For purposes of this Section 5.12, references to “Financing” shall include the financing contemplated by the Financing Commitments as permitted to be amended or modified by this Section 5.12(a) and references to “Financing Commitments” or “Debt Financing Commitments” shall include such documents as permitted to be amended or modified by this Section 5.12(a). Without limiting the foregoing, Parent and Merger Sub shall use their reasonable best efforts to (i) maintain in effect the Debt Financing Commitments until the transactions contemplated by this Agreement are consummated, (ii) satisfy all conditions and covenants applicable to Parent and Merger Sub in the Debt Financing Commitments (including by consummating the financing pursuant to the terms of the Equity Financing Commitments) at or prior to Closing and otherwise comply with their respective obligations thereunder, (iii) enter into definitive agreements with respect thereto on the terms and conditions (including the flex provisions) contemplated by the Debt Financing Commitments, (iv) consummate the Financing at or prior to the Closing, (v) enforce their respective rights under the Debt Financing Commitments, including to the extent required by Section 8.10, and (vi) cause the lenders and other Persons providing Financing to fund on the Closing Date the Financing contemplated to be funded on the Closing Date by the Debt Financing Commitments (or such lesser amount as may be required to consummate the Merger and the other transactions contemplated hereby) (including by taking enforcement action to cause such lenders and the other Persons providing such Financing to fund such Financing to the extent required by Section 8.10). Without limiting the generality of the foregoing, Parent and Merger Sub shall give Company prompt notice if Parent obtains actual knowledge: (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to any Financing Commitment or definitive document related to the Financing of which Parent or its Affiliates becomes aware; (B) of the receipt of any written notice or other written communication from any Person with respect to any: (x) actual or potential breach, default, termination or repudiation by any party to any Financing Commitment or any definitive document related to the Financing or any provisions of the Financing Commitment or any definitive document related to the Financing or (y) material dispute or disagreement between or among any parties to any Financing Commitment or any definitive document related to the Financing (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Financing or any definitive agreement with respect thereto); and (C) if for any reason Parent or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Commitment or the definitive documents related to the Financing; provided, that in no event will Parent or Merger Sub be under any obligation to disclose any information that is subject to attorney-client or similar privilege if Parent and Merger Sub shall have used their reasonable best efforts to disclose such information in a way that would not waive such privilege. Not in limitation of their obligations to provide such information without request as provided in the preceding sentence, as soon as reasonably practicable, but in any event within five (5) Business Days after the date Company delivers Parent or Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by Company relating to any circumstance referred to in clause (A), (B) or (C) of the immediately preceding sentence. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitments, Parent shall use its reasonable best efforts to arrange and obtain alternative financing from alternative sources on terms and conditions that are no less favorable, in the aggregate, to Parent than those set forth in the Debt Financing Commitment, in an amount sufficient to consummate the transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event but no later than the earlier of the last business day of the Marketing Period.

(b) Prior to the Closing, Company shall use reasonable best efforts to provide to Parent and Merger Sub, at Parent’s sole expense, all reasonable cooperation reasonably requested by Parent that is necessary in connection with the Financing, including (i) furnishing Parent and Merger Sub and their Financing Sources the Essential Marketing Information, (ii) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Financing and the Chief Executive Officer, Chief Financial Officer and General Counsel of Company and other members of senior management and Representatives of Company), presentations, customary high yield road shows during the Marketing Period, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Financing (iii) assisting Parent and its Financing Sources in the preparation of customary offering memoranda suitable for use in a “high yield road show” relating to offering of the Senior Notes (as defined below) in a form reasonably acceptable to Parent and its Financing Sources relating to the placing or selling or obtaining commitments for the purchase or acquisition of the Senior Notes, including discussion of Company, financial statements, pro forma financials statements and other financial data of the type and form customarily included in offering memoranda, private placements memoranda and similar documents customarily used in Rule 144A offerings, to consummate an offering of the Senior Notes (which, for the avoidance of doubt, shall not include financial statements or information required by Rules 3-09, 3-10 or 3-16 of Regulation S-X, Compensation Discussion and Analysis required by Regulation S-K Item 402(b) or other information customarily excluded from a Rule 144A offering memorandum), and supplements and final versions of such offering document; (iv) assisting Parent and its Financing Sources in the preparation of customary bank information memoranda, rating agency presentations and lender presentations relating to the Debt Financing, (v) cooperating with the marketing efforts of Parent and its Financing Sources for all or any portion of the Debt Financing, (vi) providing and executing documents as may be reasonably requested by Parent, including a certificate of the Chief Financial Officer of Company with respect to solvency matters substantially in the form attached to the Debt Financing Commitment, (vii) executing and delivering any pledge and security documents and otherwise facilitating the pledging of collateral, and (viii) using commercially reasonable efforts to obtain customary comfort letters by auditors of Company (including customary “negative assurances”) with respect to information in the offering document, which such auditors are prepared to issue upon completion of customary procedures, each in form and substance customary for high yield debt securities offerings by affiliates of the Sponsor, and legal opinions reasonably requested by Parent and customary for financings similar to the Financing; provided, however, that, (a) irrespective of the above, no obligation of Company or any of its Subsidiaries under any certificate, document or instrument (other than the authorization letters referred to above) shall be effective until the Effective Time and none of Company or any of its Subsidiaries shall be required to take any action under any certificate, document or instrument that is not contingent upon the Closing (including the entry into any agreement that is effective before the Effective Time) or that would be effective prior to the Effective Time, (b) nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of Company or its Subsidiaries and (c) none of Company or any of its Subsidiaries shall be required to issue any offering or information document. None of Company or any of its Subsidiaries shall be required to bear any cost or expense or to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs for which Parent is require to reimburse Company as provided below) in connection with the Financing or any of the foregoing prior to the Effective Time. Parent shall indemnify and hold harmless Company, its Subsidiaries and the Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Financing (including any action taken in accordance with this Section 5.12(b)) and any information utilized in connection therewith (other than historical information relating to Company or its Subsidiaries provided by Company in writing specifically for use in the Financing offering documents). Parent shall, promptly upon request by Company, reimburse Company for all documented and reasonable out-of-pocket costs incurred by Company or its Subsidiaries in connection with this Section 5.12(b). Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect Company or any of its Subsidiaries.

(c) Parent and Merger Sub acknowledge and agree that the obtaining of the Financing, or any alternative financing, is not a condition to Closing and reaffirm their obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any alternative financing, subject to fulfillment or waiver of the conditions set forth in Article VI. In addition, the completion of the issuance of senior notes (the “Senior Notes”) contemplated by the Debt Financing Commitments is not a condition to Closing. In the event that all or any portion of the Debt Financing to be obtained through the issuance of the Senior Notes as contemplated by the Debt Financing Commitments has not been obtained on or prior to the Closing, Parent shall use its reasonable best efforts to cause, no later than the Closing, the senior unsecured credit facility to be drawn and the proceeds of the senior unsecured credit facility contemplated by the Debt Financing Commitments to be used to replace such portion of the Senior Notes not issued at Closing.

Section 5.13 Stockholder Litigation. In the event that any stockholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought, or, to the knowledge of Company, threatened in writing, against Company and/or the members of the Company Board prior to the Effective Time, Company shall promptly notify Parent of any such stockholder litigation brought, or, to the knowledge of Company, threatened in writing against Company and/or members of the Company Board and shall keep Parent reasonably informed with respect to the status thereof. Company shall reasonably consult with Parent with respect to the defense or settlement of any stockholder litigation against Company and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned).

Section 5.14 Discontinuance of Regulated Intrastate Telecommunications Services. Company shall use its reasonable best efforts to, prior to the Closing, complete the process of discontinuing its provision of regulated intrastate telecommunications service in each of the states in which it operates and shall keep Parent reasonably informed about the status of such efforts and shall provide Parent with copies of all the documents related thereto, if any.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. The Stockholder Approval shall have been obtained in accordance with applicable Law.

(b) Antitrust Authorizations. Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act and Foreign Antitrust Laws shall have expired or been terminated without any limitation, restriction or condition.

(c) No Injunction or Statute. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree or other legal restraint or prohibition issued by any Governmental Entity prohibiting consummation of the Merger or the other transactions contemplated by this Agreement shall be in effect at the Effective Time, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, at the Effective Time, restricts, prohibits or makes illegal the consummation of the Merger or the other transactions contemplated by this Agreement.

Section 6.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent and Merger Sub, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Company set forth in Section 3.2, Section 3.4, Section 3.5(a)(i), Section 3.8(b), Section 3.19, and Section 3.24 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); and (ii) each of the remaining representations and warranties of Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which, individually or in the aggregate, have not had a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality and “Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded). Solely for the purposes of clause (i) above, if one or more inaccuracies in Section 3.2 would cause the aggregate amount required to be paid by Parent or Merger Sub to effectuate the Merger, indirectly acquire all of the outstanding equity interests in Company’s Subsidiaries, and consummate the related transactions to be consummated on the Closing Date and pay all fees and expenses in connection therewith, including pursuant to Article II, to increase by $3,000,000 or more, such inaccuracy or inaccuracies will be considered material for purposes of clause (i) of this Section 6.2(a).

(b) Performance of Obligations of Company. Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Parent shall have received a certificate signed by an executive officer of Company certifying as to the matters set forth in Sections 6.2(a) and 6.2(b).

(d) Absence of Material Adverse Effect. Since the date of this Agreement there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually on in the aggregate, has had a Material Adverse Effect.

(e) FIRPTA Affidavit. Company shall have delivered to Parent an executed affidavit dated as of the Closing Date, in accordance with Treasury Regulation Section 1.897-2(h), certifying that an interest in Company is not a U.S. real property interest within the meaning of Section 897(c), in form and substance reasonably acceptable to Parent.

(f) Regulatory Authorizations. The Federal Communications Commission shall have consented to the transfer of control of the Company and any of its Subsidiaries that holds a Federal Communications Commission Permit to Parent, without having imposed any conditions materially adverse to Parent.

Section 6.3 Conditions to the Obligations of Company. The obligation of Company to effect the Merger is also subject to the satisfaction, or waiver by Company, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which, individually or in the aggregate, have not had a Parent Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality and “Parent Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded).

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Sections 6.3(a) and 6.3(b).

Section 6.4 Frustration of Closing Conditions. Neither Parent nor Company may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s breach of this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of Company (except as otherwise specified in this Section 7.1), with any termination by Parent also being an effective termination by Merger Sub:

(a) by mutual written consent of Parent and Company; or

(b) by either Parent or Company:

(i) if the Merger shall not have been consummated on or before March 31, 2011 (the “Outside Date”) provided, that, (A) in the event that the Marketing Period has commenced but not been completed at the time of the Outside Date, then the Outside Date shall, at the option of Parent, be extended until two (2) Business Days after the final day of the Marketing Period; and (B) neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(i) if the failure of such party to perform or comply in all material respects with the covenants and agreements of such party set forth in this Agreement shall have been the cause of, or resulted in, the failure of the Merger to be consummated by the Outside Date; or

(ii) if any court of competent jurisdiction shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with Section 5.5; or

(iii) if the Stockholder Approval shall not have been obtained at the Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken; provided, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(iii) if the failure of such party to perform or comply in all material respects with the covenants and agreements of such party set forth in this Agreement shall have been the cause of, or resulted in, the failure of the Stockholder Approval having been obtained; or

(c) by Parent:

(i) if Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur (A) would result in the failure of any of the conditions set forth in Section 6.1 or 6.2 (a “Company Terminating Breach”) and (B) cannot be or has not been cured or has not been waived by the earlier of (1) the Outside Date and (2) 30 days after the giving of written notice to Company of such breach or failure; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if a Parent Terminating Breach shall have occurred and be continuing; or

(ii) if Company or the Company Board (or any committee thereof) shall (A) have effected an Adverse Change Recommendation, (B) approve, adopt, publicly endorse or recommend an Acquisition Proposal, or cause or permit Company or any of its Subsidiaries to enter into, an Alternative Acquisition Agreement for an Acquisition Proposal (other than an Acceptable Confidentiality Agreement), (C) have failed to publicly reaffirm the Company Recommendation upon the written request therefor by Parent by the earlier of (x) ten (10) Business Days following a written request by Parent and (y) two (2) Business Days prior to the Stockholders Meeting, (D) have failed to, within ten (10) Business Days after a tender or exchange offer relating to the securities of Company shall have been commenced, announced a statement disclosing that Company recommends the rejection of such tender or exchange offer or (E) Company or the Company Board (or any committee thereof) shall have announced its intention to do any of the foregoing; or

(d) by Company:

(i) if Parent shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur (A) would result in the failure of any of the conditions set forth in Section 6.1 or 6.3 (a “Parent Terminating Breach”) and (B) cannot be or has not been cured or has not been waived by the earlier of (1) the Outside Date and (2) 30 days after the giving of written notice to Parent of such breach or failure; provided, that Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if a Company Terminating Breach shall have occurred and be continuing; or

(ii) if all of the conditions set forth in Sections 6.1 and 6.2 have been satisfied (other than those other conditions that, by their nature, cannot be satisfied until the Closing Date, but which would be satisfied if the Closing Date were the date of such termination) and Parent and Merger Sub fail to consummate the transactions contemplated by this Agreement within two (2) Business Days after the date the Closing should have occurred pursuant to Section 1.2 and the Company stood ready, willing and able to consummate the transactions contemplated by this Agreement on that date; provided, that during such two (2) Business Day period following the date the Closing should have occurred pursuant to Section 1.2, no party shall be entitled to terminate this Agreement pursuant to Section 7.1(b)(i); or

(iii) prior to obtaining the Stockholder Approval, in accordance with, and subject to the terms and conditions of, Section 5.2(b), Company pays the Termination Fee due under Section 7.3.

Section 7.2 Effect of Termination. In the event of termination of the Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or Company, except that the Confidentiality Agreement, the Guarantee and the provisions of Section 5.10 (Public Announcements), this Section 7.2, Section 7.3 (Fees and Expenses), Section 7.4 (Amendment or Supplement), Section 7.5 (Extension of Time; Waiver) and Article VIII (General Provisions) of this Agreement shall survive the termination hereof.

Section 7.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated. All filing and other fees paid in respect of HSR Act and pursuant to other applicable Antitrust Laws shall be paid entirely by Parent.

(b) In the event that:

(i) (A)(x) this Agreement is terminated by Parent pursuant to Section 7.1(c)(i), and prior to the breach giving rise to such right of termination, a bona fide Acquisition Proposal has been announced, disclosed or otherwise communicated to the Company Board and such Acquisition Proposal has not been publicly withdrawn or (y) this Agreement is terminated by Company or Parent pursuant to Section 7.1(b)(iii), and prior to the Stockholder Meeting, an Acquisition Proposal has been announced, disclosed or otherwise communicated and not been publicly withdrawn and (B) within 12 months after the date of such termination, a transaction in respect of any Acquisition Proposal is consummated or Company enters into a definitive agreement in respect of any Acquisition Proposal that is later consummated; or

(ii) this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii); or

(iii) this Agreement is terminated by Company pursuant to Section 7.1(d)(iii);

then, in any such event, Company shall pay to Parent a termination fee of $60,000,000 (the “Termination Fee”), it being understood that in no event shall Company be required to pay the Termination Fee on more than one occasion. Payment of the Termination Fee shall be made by wire transfer of same day funds to the account or accounts designated by Parent (i) at the time of consummation of any transaction contemplated by an Acquisition Proposal, in the case of a Termination Fee payable pursuant to Section 7.3(b)(i), (ii) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of termination by Parent pursuant to Section 7.1(c)(ii), and (iii) at the time of termination, in the case of termination by Company pursuant to Section 7.1(d)(iii).

(c) In the event that this Agreement is terminated by (1) Parent or Company pursuant to (i) Section 7.1(b)(i) and all of the conditions to Closing set forth in Sections 6.1 and 6.2 (other than (x) the conditions set forth in Sections 6.1(b) (solely insofar as it relates to Foreign Antitrust Laws), Section 6.1(c) (solely insofar as the matters set forth therein arise from Foreign Antitrust Laws or actions taken by the Federal Communications Commission) and Section 6.2(f) and (y) those other conditions that, by their nature, cannot be satisfied until the Closing Date, but which would be satisfied if the Closing Date were the date of such termination) have been satisfied or (ii) Section 7.1(b)(ii) (solely insofar as the matters set forth therein arise from Foreign Antitrust Laws or actions taken by the Federal Communications Commission), then Parent shall pay to Company as liquidated damages an amount equal to $60,000,000 by wire transfer of same day funds, at the time of termination in the case of a termination by Parent or within two Business Days after such termination in the case of a termination by Company.

(d) In the event that this Agreement is terminated by Company pursuant to Section 7.1(d)(i) or Section 7.1(d)(ii), then Parent shall pay to Company as liquidated damages an amount equal to $120,000,000, minus any reimbursement and indemnification obligations of Parent pursuant to Section 5.12(b), by wire transfer of same day funds, within two Business Days after such termination. Any fee payable or paid by Parent pursuant to Section 7.3(c) or 7.3(d) shall be referred to herein as a “Parent Termination Fee”.

(e) Each of Company and Parent acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement. If Company fails promptly to pay any amounts due pursuant to Section 7.3(b), and, in order to obtain such payment, Parent commences a suit that results in a judgment against Company for the amounts set forth in Section 7.3(b), Company shall pay to Parent its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in Section 7.3(b) from the date of termination of this Agreement at a rate per annum equal to the prime rate of Citibank, N.A. in effect on the date such payment was required to be made (the “Prime Rate”). If Parent fails promptly to pay any amounts due pursuant to Section 7.3(c) or 7.3(d), and, in order to obtain such payment, Company commences a suit that results in a judgment against Parent for the amounts set forth in Section 7.3(c) or 7.3(d), Parent shall pay to Company its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in Section 7.3(c) or 7.3(d) from the date of termination of this Agreement at a rate per annum equal to the Prime Rate.

(f) Notwithstanding anything herein to the contrary, if Parent and Merger Sub fail to effect the Closing for any or no reason or otherwise breach this Agreement or fail to perform hereunder (in any case, whether willfully, intentionally, unintentionally or otherwise), then, except for an order of specific performance as and only to the extent expressly permitted by Section 8.10, in light of the difficulty of accurately determining actual damages with respect to the foregoing, Company’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against Parent and Merger Sub for any breach, loss or damage shall be to terminate this Agreement as provided, and only to the extent provided in Section 7.1(d), and receive payment of the Parent Termination Fee under and only to the extent provided in Section 7.3(c) or 7.3(d). Upon payment of the Parent Termination Fee, in accordance with the terms of this Agreement, no Person shall have any rights or claims against a Parent Party or any Financing Sources (including the parties to the transactions contemplated by the Debt Financing Commitment) or their respective Affiliates (each a “Lender Related Party”) under this Agreement, the Financing Commitments or otherwise (whether at law, in equity, in contract, in tort or otherwise), and neither Parent nor Merger Sub shall have any further liability or obligation relating to or arising out of this Agreement or the Merger (including the Financing), and Company agrees to cause any Action pending in connection with this Agreement or the Merger (including any Action related to the Financing Commitments) to be terminated, other than an Action to recover payment of the Parent Termination Fee, when permitted and to the extent set forth in this Agreement or for specific performance solely under the circumstances and as specifically set forth in Section 8.10. Nothing in this Section 7.3(f) shall in any way expand or be deemed or construed to expand the circumstances in which Parent or Merger Sub may be liable under this Agreement or any transaction (including the Financing).

(g) Except for the payment by Parent of the Parent Termination Fee, as applicable, when required and to the extent set forth in this Agreement, no Parent Party or Lender Related Party shall have any liability for any damages to Company or any Subsidiary in connection with this Agreement or the Merger, and in no event shall any party hereto be liable for or obligated to pay consequential, special, multiple, punitive or exemplary damages, including, but not limited to, damages arising from loss of profits, business opportunities or goodwill in respect of any breach or failure to comply with this Agreement or in respect of the Merger (including the Financing).

Section 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time, whether before or after the Stockholder Approval has been obtained; provided, that after the Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto, or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, that after the Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of Company without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)	if to Parent, Merger Sub or the Surviving Corporation to:

c/o The Carlyle Group

520 Madison Avenue

New York, NY 10022

Attention:	James A. Attwood, Jr.
Facsimile:	(212) 813-4901

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

Attention:	Edward Sonnenschein
Eric Schwartzman
Facsimile:	(212) 751-4864

if to Company, to:

Syniverse Holdings, Inc.

8125 Highwoods Palm Way

Tampa, FL 33647-1776

Attention:	Laura Binion
Facsimile:	(813) 637-5882

with a copy (which shall not constitute notice) to:

Alston & Bird LLP

950 F Street, N.W.

Washington, D.C. 20006

Attention:	David E. Brown, Jr.
Facsimile:	(202) 654-4945

Section 8.3 Certain Definitions. For purposes of this Agreement:

(a) “Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains provisions that are no less favorable to Company than those contained in the Confidentiality Agreement, it being understood that such confidentiality agreements need not prohibit the submission of Acquisition Proposals or amendments thereto to Company in accordance with Section 5.2; provided, however that an Acceptable Confidentiality Agreement shall not include any agreement which prohibits Company from providing to Parent any information required to be provided to Parent by Company or the Company Board pursuant to Section 5.2.

(b) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(c) “Antitrust Laws” means the HSR Act, the EC Merger Regulation, and any competition, merger control and antitrust Law of the European Union, any applicable European Union member states and European Free Trade Association states, and any other applicable supranational, national, federal, state, provincial or local Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition of any other country or jurisdiction, to the extent applicable to the Merger and the other transactions contemplated by this Agreement.

(d) “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by Law or executive order to be closed.

(e) “Company Credit Agreement” means the Credit Agreement, dated February 15, 2005, among Company, Syniverse Technologies, Inc., as Borrower, the several Lenders from time to time parties thereto, Lehman Brothers Inc., as Lead Arranger and Book Manager, LaSalle Bank Association as syndication and agent, and Lehman Commercial Paper Inc., as Administrative Agent, as amended by that certain First Amendment to Credit Agreement, dated August 8, 2007 among Company, Syniverse Technologies, Inc. and Lehman Commercial Paper, Inc. as amended by that first Amendment, dated August 9, 2007 among the parties thereto (and as may be further amended, restated, amended and restated, or otherwise modified from time to time), and the Guarantee and Collateral Agreement, dated February 15, 2005, among Company, Syniverse Technologies, Inc. and certain of their respective Subsidiaries, and Lehman Commercial Paper Inc., as Administrative Agent.

(f) “Contract” means loan or credit agreement, bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, Permit, concession or franchise, whether oral or written (including all amendments to any of the forgoing).

(g) “control” (including the terms “controlled, “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise.

(h) “EC Merger Regulation” means Council Regulation (EC) No 139/2004 of January 20, 2004 on the control of concentrations between undertakings, as amended.

(i) “Essential Marketing Information” shall mean, as of any date, (i) such financial statements, financial data and other pertinent information regarding Company and its Subsidiaries of the type required by Regulation S-X and Regulation S-K under the Securities Act (including pro forma financial information, provided that it is understood that assumptions underlying the pro forma adjustments to be made are the responsibility of Parent) for registered offerings of non-convertible debt securities, to the extent the same is of the type and form customarily included in private placements under Rule 144A under the Securities Act to consummate the offering of secured or unsecured senior notes and/or senior subordinated notes, made on any date during the relevant period and specified in writing by Parent to Company not later than twenty (20) days after the date hereof (provided that in no circumstance shall Company be required to provide subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, Compensation Disclosure and Analysis required by Regulation S-K Item 402(b) or other information customarily excluded from a Rule 144A offering memorandum), and (ii) such other information and data as are otherwise necessary in order to receive customary “comfort” letters with respect to the financial statements and data referred to in clause (i) of this definition (including “negative assurance” comfort) from the independent auditors of Company and its Subsidiaries on any date during the relevant period; provided, however, that if Company shall in good faith reasonably believe it has delivered the Essential Marketing Information following satisfaction of the conditions set forth in clause (b) of the definition of Marketing Period, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date specified in that notice unless Parent in good faith reasonably believes Company has not completed delivery of the Essential Marketing Information and, within three (3) Business Days of the delivery of such notice by Company, delivers a written notice to Company to that effect (stating with specificity the Essential Marketing Information that Parent reasonably believes Company has not delivered).

(j) “Exchange Act” means the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(k) “Federal Communications Commission” means the United States Federal Communications Commission or any successor entity.

(l) “Foreign Antitrust Laws” means the Antitrust Laws of Austria and any other jurisdiction as Parent shall reasonably determine after consultation with Company.

(m) “Governmental Entity” means any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, court, commission or body.

(n) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

(o) “Indebtedness” means (i) indebtedness for borrowed money, whether secured or unsecured, (ii) all obligations evidenced by notes, bonds, debentures or similar contracts or agreements, (iii) all obligations in respect of the deferred purchase price of goods or services to the extent such obligations exceed the unpaid balance of the purchase price therefor (it being agreed that vendor financing in connection with the purchase of goods or services which does not exceed the unpaid balance of the purchase price of such goods or services shall not constitute Indebtedness), (iv) any capital lease obligations, (v) interest rate or currency obligations, including swaps, hedges or similar arrangements, (vi) obligations evidenced by letters of credit or (vii) any guarantee or any such indebtedness of any other Person.

(p) “Intellectual Property” means any and all intellectual property rights arising from or associated with any of the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: (i) trade names, trademarks and service marks (registered and unregistered), trade dress and similar rights, and applications (including intent to use applications) to register any of the foregoing (collectively, “Marks”); (ii) domain names and other Internet addresses or identifiers (“Domain Names); (iii) patents and patent applications (collectively, “Patents”); (iv) copyrights (registered and unregistered) and applications for registration (collectively, “Copyrights”); (v) know-how, inventions, methods, processes, customer lists and any other information or any kind or nature, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure; and (vi) any other proprietary, intellectual or industrial property rights of any kind or nature.

(q) “Intervening Event” means a material event, development or change in circumstance that occurs, arises or becomes known to the Company Board following the date of this Agreement and that has not occurred or is unknown to the Company Board as of the date of this Agreement; provided, however, that an Acquisition Proposal or Superior Proposal shall in no event be considered an Intervening Event.

(r) “IRS” means the Internal Revenue Service.

(s) “IT Assets” means computers, computer software, code, firmware, servers, work-stations, routers, hubs, switches, data communications lines, and all other information technology equipment owned by Company and its Subsidiaries and used by Company or any of its Subsidiaries in the operation of the business of Company or any of its Subsidiaries.

(t) “knowledge” of any party means (i) with respect to Company, the actual knowledge of the chief executive officer, chief financial officer, chief technology officer or general counsel of Company and (ii) with respect to Parent, the actual knowledge of James A. Atwood, Mark Johnson and Kristen Ankerbrandt, and in each case without obligation of any further review or inquiry, and does not include information of which they may be deemed to have constructive knowledge only.

(u) “Law” means any federal, state, local or foreign law, statute, ordinance, rule, code, regulation, order, judgment, writ, injunction, decree, arbitration award, agency requirement, license or permit or other legally enforceable requirement issued, enacted, promulgated, entered into, agreed or imposed by any Governmental Entity.

(v) “Marketing Period” shall mean the first period of twenty (20) consecutive calendar days after the date of this Agreement throughout which (A) Parent shall have the Essential Marketing Information and (B) the conditions set forth in Sections 6.1 and 6.2 shall have been satisfied (other than those conditions that by their nature can only be satisfied at the Closing) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Sections 6.1 and 6.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during such twenty (20) consecutive calendar day period; provided, however, that if such twenty (20) consecutive day period has not ended prior to November 25, 2010, then it will not commence until November 29, 2010; provided, further, that if the Marketing Period has not ended on or prior to December 23, 2010, the Marketing Period shall not be deemed to have commenced until January 4, 2011 for any purpose hereunder; and provided, further, that the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period, Ernst & Young LLP shall have withdrawn its audit opinion with respect to any financial statements contained in the Company SEC Documents (or if the Essential Marketing Information includes Company’s audited financial statements as of, and for the 12 month period ending December 31, 2010, with respect to the audited financial statements dated as of such date).

(w) “Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, (A) has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of Company and its Subsidiaries, taken as a whole, or (B) materially impairs the ability of Company to consummate, or prevents or materially delays the consummation of the Merger or any of the other transactions contemplated by this Agreement or would reasonably be expected to do so; provided, that a Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts (1) generally affecting the telecommunications industry, or the economy or the financial or securities markets, in the United States, including effects on such industry, economy or markets resulting from any regulatory and political conditions or developments in general, (2) any outbreak or escalation of hostilities or declared or undeclared acts of war or terrorism, (3) reflecting or resulting from changes in Law or GAAP after the date hereof, (4) resulting from the announcement or pendency of the transactions contemplated by this Agreement, (5) any affirmative action taken by Company that is required by this Agreement, (6) the failure to take action as a result of any restrictions or prohibitions set forth in this Agreement with respect to which Parent has refused to provide a waiver in a timely manner or at all, (7) changes in the trading price of the Shares between the date of this Agreement and the Effective Time, (8) any failure by Company to meet published or unpublished revenue or earnings projections or budgets, (9) the downgrade in rating of any debt or debt securities of Company, and (10) any legal claims or other proceedings made by any holder of Shares arising from a breach of fiduciary duties relating to this Agreement; except with respect to clauses (1), (2) and (3), to the extent, and only to the extent of such event, change, circumstances, occurrence, effect or state of facts is disproportionately adverse to Company and its Subsidiaries, taken as a whole, when compared to other Persons operating in the geographies and industry or industries in which Company and its Subsidiaries operate; provided, that clauses (5) and (6) shall not apply in determining the accuracy of any representation of Company with respect to the effect of the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated hereby; and provided, further, that, with respect to clauses (7), (8) and (9), the facts and circumstances giving rise to such decline in the trading price of the Shares or any failure to meet published or unpublished projections or budgets or downgrade in ratings may be deemed to constitute and taken into account when determining whether there has been a Material Adverse Effect.

(x) “NYSE” means the New York Stock Exchange, Inc.

(y) “Parent Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that would reasonably be expected to materially impair the ability of Parent to consummate, or prevents or materially delays, the Merger or any of the other transactions contemplated by this Agreement.

(z) “Parent Party” means, collectively, Parent, Merger Sub, equity funding sources and any of their respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders, affiliates or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate or assignee of any of the foregoing.

(aa) “Permitted Liens” means (i) Liens for current Taxes and assessments not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings and adequately reserved in accordance with GAAP in the most recent Company SEC Documents, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of Company or such Subsidiary consistent with past practice, (iii) any such matters of record, Liens and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of Company and its Subsidiaries as currently conducted, (iv) restrictions on transfers under applicable securities Laws, or (v) in the case of Company, Liens arising under the Company Credit Agreement.

(bb) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

(cc) “PBGC” means the Pension Benefit Guaranty Corporation.

(dd) “Representatives” means, with respect to any Person, any director, officer, employee, investment banker, financial advisor, financing source, attorney, accountant or other advisor, agent or representative of such Person.

(ee) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

(ff) “SEC” means the Securities and Exchange Commission.

(gg) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

(hh) “Significant Subsidiary” has the meaning assigned to such term in Regulation S-X promulgated by the SEC.

(ii) “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

(jj) “Taxes” means (A) an amount mandatorily payable to a Governmental Entity other than for a specific economic benefit to the payer, whether imposed by a national, federal, state, provincial, local or other Governmental Entity, including all interest, penalties and additions imposed with respect to such amounts, (B) an amount described in clause (A) for which a Person is liable as a result of being a member of an Affiliated, consolidated, combined or unitary group, and (C) an amount for which a Person is liable as a result of being party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other Person with respect to the payment of any amount described in clause (A) or (B).

(kk) “Tax Returns” means all domestic or foreign (whether national, federal, state, provincial, local or otherwise) returns, declarations, statements, reports, schedules, forms, claims for refund and information returns relating to Taxes and including any attachment thereto or amendment thereof.

Section 8.4 Interpretation. When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. Where a reference in this Agreement is made to any agreement (including this Agreement), Contract, statute or regulation, such references are to, except as context may otherwise require, the agreement, Contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or Contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder. All references to “dollars” or “$” in this Agreement are to United States dollars.

Section 8.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 8.6 No Third Party Beneficiaries.

(a) Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 7.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(b) Notwithstanding the foregoing clause, (i) following the Effective Time (but not unless and until the Effective Time occurs), the provisions of Section 5.8 shall be enforceable by each indemnified party or other third-party beneficiary described therein and the provisions of Article II may be enforced by any holder of Shares, Stock Options, Restricted Stock, Stock Units, or ESPP Options and (ii) each of the Persons whose liability is limited in accordance with Sections 7.3(f), 7.3(g), 8.10(b) and 8.16 to the extent provided therein, including, without limitation the Financing Sources, and each such Person shall be express third party beneficiaries of, and shall be entitled to rely on, Sections 7.3(f), 7.3(g), 8.10(b), 8.12 and 8.16 and this Section 8.6(b). Notwithstanding anything to the contrary contained herein, Sections 7.3(f), 7.3(g), 8.10(b), 8.12 and 8.16 and this Section 8.6(b) (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of Sections 7.3(f), 7.3(g), 8.10(b), 8.12 and 8.16 and this Section 8.6(b)) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to the Financing Sources without the prior written consent of the Financing Sources.

Section 8.7 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 8.8 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, that Parent and Merger Sub may assign this Agreement (in whole but not in part) to any Affiliate of Parent by written notice to Company. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.10 Enforcement.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), this being in addition to any other remedy (including the right of any party to terminate this Agreement pursuant to Section 7.1 and receive the amounts set forth in Section 7.3, as applicable) to which such party is entitled at law or in equity; provided, however, that, notwithstanding anything in this Agreement to the contrary, the right of Company to obtain an injunction, specific performance or other equitable relief shall be limited to Company being entitled to seek, prior to the valid termination of this Agreement in accordance with Section 7.1, specific performance (x) of Parent’s obligation to cause the Equity Financing to be funded to fund the Merger and to effect the Merger in accordance with Section 1.2, but only in the event that (i) all conditions in Sections 6.1 and 6.2 (other than those conditions that by their nature cannot be satisfied until the Closing Date, but each of which shall be capable of being satisfied on the Closing Date) have been satisfied, and remain satisfied, at the time when the Closing would have occurred and Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, (ii) the Debt Financing (or, if alternative financing is being used in accordance with Section 5.12, pursuant to the commitments with respect thereto) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, and (iii) Company has irrevocably confirmed to Parent in writing that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing pursuant to Section 1.2 will occur, (y) against Parent to require Parent to use its reasonable best efforts to enforce the terms of the Debt Financing Commitments, but only in the event that (i) all conditions in Sections 6.1 and 6.2 (other than those conditions that by their nature cannot be satisfied until the Closing Date, but each of which shall be capable of being satisfied on the Closing Date) have been satisfied, and remain satisfied, at the time when the Closing would have occurred and Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, (ii) all conditions to the consummation of the Debt Financing contemplated by the Debt Financing Commitments (other than the receipt of the Equity Financing and those conditions that by their nature cannot be satisfied until the Closing Date, but each of which shall be capable of being satisfied on the Closing Date) have been satisfied and remain satisfied, and (iii) Company has irrevocably confirmed to Parent and the sources of the Debt Financing contemplated by the Debt Financing Commitments in writing that if specific performance is granted and the Equity Financing and the Debt Financing are funded, then the Closing pursuant to Section 1.2 will occur and (z) Parent’s obligations pursuant to Article V of this Agreement to the extent not provided for in clauses (x) and (y) above, which shall exclusively govern the enforcement of the actions described therein. For the avoidance of doubt, under no circumstance shall Company be permitted or entitled to receive both a grant of specific performance (which is only available to the extent expressly permitted by this Section 8.10(a)) and payment of the Parent Termination Fee (which is only available to the extent, expressly permitted by 7.3(c)). Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

(b) Each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing Commitments or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

Section 8.11 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 8.12 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.13 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 8.14 Facsimile Signature. This Agreement may be executed by facsimile signature or other electronic transmission signature and such signature shall constitute an original for all purposes.

Section 8.15 No Presumption Against Drafting Party. Each of Parent, Company and Merger Sub acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 8.16 No Personal Liability of Directors, Officers, Owners Etc.

(a) Without limiting the rights of Parent or it Affiliates under this Article VIII, Parent and Merger Sub acknowledge and agree that each of them has no right of recovery against, and no personal liability shall attach to, in each case with respect to damages of Parent or its Affiliates, any of the former, current or future directors, officers, employees, agents, stockholders, affiliates or assignees of Company (other than Company to the extent provided in this Agreement), through Company or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Company against any such Person, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise.

(b) Without limiting the rights of Company under and to the extent provided in Article VIII or the Guarantee, Company acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, in each case with respect to damages of Company and its Affiliates, any of the Parent Parties (other than Parent and Merger Sub to the extent provided in this Agreement), through either Parent or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of either Parent or any other Parent Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BUCCANEER HOLDINGS, INC.

By:	/s/ James A. Attwood, Jr.
Name: James A. Attwood, Jr.
Title: Chief Executive Officer

BUCCANEER MERGER SUB, INC.

By:	/s/ James A. Attwood, Jr.
Name: James A. Attwood, Jr.
Title: President

SYNIVERSE HOLDINGS, INC.

By:	/s/ Tony G. Holcombe
Name: Tony G. Holcombe
Title: Chief Executive Officer and President

[Signature Page to Merger Agreement]